Filed Pursuant to Rule 424(b)(5)

Registration No. 333-136774

PROSPECTUS SUPPLEMENT

(To Prospectus dated September 8, 2006)

3,500,000 Shares

Cohen & Steers, Inc.

Common Stock

We are offering 2,000,000 shares of our common stock pursuant to this prospectus supplement.

The selling stockholders identified in this prospectus supplement are offering an additional 1,500,000 shares of common stock.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

The shares of common stock are listed on the New York Stock Exchange under the symbol “CNS.” The last reported sale price of the shares of common stock on the New York Stock Exchange on November 30, 2006 was $37.95 per share.

Investing in the common stock involves risks. See “ Risk Factors” beginning on page S-4 of this prospectus supplement.

	Per Share	Total
Public offering price	$36.50	$127,750,000
Underwriting discount	$1.186	$4,151,000
Proceeds, before expenses, to Cohen & Steers, Inc.	$35.314	$70,628,000
Proceeds, before expenses, to the selling stockholders	$35.314	$52,971,000

The underwriter may also purchase up to an additional 525,000 shares from the selling stockholders at the public offering price less the underwriting discount within 30 days from the date of this prospectus supplement, to cover overallotments.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about December 6, 2006.

Merrill Lynch & Co.

The date of this prospectus supplement is November 30, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. The shares of common stock are being offered and sold only in jurisdictions where offers and sales are permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front cover of those documents.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference therein. The second part, the accompanying prospectus, gives more general information, some of which may not apply to the offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in this prospectus supplement.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus supplement and the accompanying prospectus to “Cohen & Steers,” “CNS,” the “Company,” “we,” “us” and “our” or similar terms are to Cohen & Steers, Inc. and its subsidiaries.

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SUMMARY

This summary does not contain all the information that may be important to you. We urge you to read this entire prospectus supplement and the accompanying prospectus and incorporated information carefully, including the “Risk Factors” section and our historical financial statements and related notes included or incorporated by reference in this prospectus supplement or the accompanying prospectus, before making an investment decision.

Cohen & Steers

Cohen & Steers, Inc., a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. real estate investment trusts (“REITs”), international real estate securities, preferred securities, utilities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

We operate in two distinct business segments:

•	Asset Management. Our asset management business derives revenue primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client’s portfolio. The revenue of our asset management business fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

•	Investment Banking. Our investment banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Our principal executive offices are located at 280 Park Avenue, New York, NY 10017, and our telephone number is (212) 832-3232.

Recent Developments

On October 5, 2006, we entered into an agreement to purchase the remaining 50% ownership interest in our Brussels-based investment advisor affiliate, Houlihan Rovers S.A. (“Houlihan Rovers”). The purchase is subject to Belgian regulatory approval, which we received on November 7, 2006, and other customary closing conditions and is expected to close in the fourth quarter of 2006. Upon closing, our assets under management will increase by the amount of assets managed by Houlihan Rovers, which at September 30, 2006 was $0.9 billion. In addition, the financial position and results of operations of Houlihan Rovers will be consolidated.

At October 31, 2006, we managed $27.2 billion in assets—$11.1 billion in nine closed-end mutual funds, $8.5 billion in eleven open-end mutual funds and $7.6 billion in 58 institutional separate account portfolios for institutional investors. The assets we manage increased 7% from $25.5 billion at September 30, 2006. Of the $1.7 billion increase in the assets we managed during this period, $0.5 billion was attributable to net inflows and $1.2 billion was attributable to appreciation.

Further, on November 20, 2006, Cohen & Steers Closed-End Opportunity Fund, Inc. completed the pricing of its initial public offering, and will issue 23,750,000 shares at a price of $20.00 per share for a total of approximately $460 million in assets (after deduction of the sales charge and expenses, exclusive of the underwriters’ overallotment). The amount raised could be increased to approximately $530 million (after deduction of the sales charge and expenses) assuming full exercise of the underwriters’ overallotment, which may not occur.

The Offering

Shares of common stock offered by Cohen & Steers, Inc.	2,000,000 shares.

Shares of common stock offered by the selling stockholders	1,500,000 shares.

Total shares of common stock to be outstanding after the offering	38,470,027 shares.

Overallotment option	525,000 shares from the selling stockholders.

Use of proceeds

We intend to use the net proceeds from our sale of shares of common stock for general corporate purposes. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” for additional information.

New York Stock Exchange symbol	“CNS.”

Risk Factors	Investing in the shares of common stock involves risks. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

Summary Condensed Consolidated Financial and Other Data

The following table provides a summary of our condensed consolidated revenue, operating expenses and net income for the years ended December 31, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, as well as our condensed consolidated statement of financial condition as of December 31, 2003, 2004 and 2005 and as of September 30, 2005 and 2006, and other data.

	As of and for the Years Ended December 31,			As of and for the Nine Months Ended September 30,
	2003(1)	2004(1)	2005	2005	2006
	($ in thousands, except per share data) (unaudited)
Condensed Consolidated Statement of Income
Total revenue	$70,341	$114,113	$146,218	$108,806	$133,917
Total operating expenses	58,469	116,504	98,596	72,993	161,298

Operating income (loss)	11,872	(2,391)	47,622	35,813	(27,381)
Total non-operating income	279	1,109	6,257	4,331	5,414

Income (loss) before provision for income taxes and equity in earnings of affiliate	12,151	(1,282)	53,879	40,144	(21,967)
Provision for income taxes	100	(8,551)	22,880	17,250	(7,368)
Equity in earnings of affiliate	—	19	922	683	1,221

Net income (loss)	$12,051	$7,288	$31,921	$23,577	$(13,378)

Earnings (loss) per share data(2)
Basic	$0.45	$0.23	$0.80	$0.59	$(0.34	)(3)
Fully diluted	$0.45	$0.23	$0.79	$0.58	$(0.34	)(3)
Condensed Consolidated Statement of Financial Condition
Cash and cash equivalents	$7,256	$30,164	$39,092	$27,731	$56,303
Marketable securities available-for-sale	6,439	69,935	87,276	90,629	31,675
Total assets	34,523	158,989	198,548	188,327	177,888
Total liabilities	13,749	13,354	33,853	28,639	33,022
Total stockholders’ equity	20,774	145,635	164,695	159,688	144,866

Assets under management (AUM) by account type (unaudited):	($ in millions)
Closed-end mutual funds	$4,791	$8,984	$9,674	$10,085	$10,686
Open-end mutual funds	3,897	5,199	5,591	5,596	7,785
Institutional separate accounts	2,992	4,118	5,226	4,479	6,996

Total AUM	$11,680	$18,301	$20,491	$20,160	$25,467

(1)	Prior to August 17, 2004, we were a privately-held S-corporation.
(2)	All per share amounts have been adjusted to reflect a 291.351127 for one stock split that we effected on June 16, 2004. See Note 6 to the consolidated financial statements contained in the annual report on Form 10-K for the year ended December 31, 2005 for the computations of basic and diluted earnings per share.
(3)	The second quarter 2006 results include a $1.25 per share, after-tax expense, associated with the termination of additional compensation agreements entered into in connection with common share offerings of certain closed-end mutual funds advised by a subsidiary of Cohen & Steers, and a $0.02 per share, after-tax gain from the sale of property and equipment.

RISK FACTORS

Risks Relating to Our Company

We depend on Martin Cohen and Robert Steers, our co-chairmen and co-chief executive officers, and the loss of their services would have a material adverse effect on us.

We depend on the efforts of Mr. Cohen and Mr. Steers. Mr. Cohen and Mr. Steers head each of our investment committees with our president, Joseph Harvey, and they oversee the portfolio manager and research teams responsible for each of our portfolio strategies. Although we expect Mr. Cohen and Mr. Steers to continue to act in their current positions, the loss of their services would have a material adverse effect on us.

Our ability to operate our company effectively could be impaired if we lose key personnel.

The market for qualified portfolio managers is extremely competitive. It is imperative for us to add and retain the portfolio managers and investment analysts that form the foundation of our company. However, we may not be successful in our efforts to recruit and retain the required personnel. In addition, our investment professionals and senior marketing personnel have direct contact with our institutional separate account clients, which can lead to strong client relationships. The loss of these personnel could jeopardize our relationships with certain institutional separate account clients, and result in the loss of such accounts. Further, our investment banking business relies on the expertise, business origination efforts and client relationships of our three senior investment banking professionals. The loss of these professionals could result in the loss of our investment banking clients and jeopardize the viability of our investment banking business. Moreover, we employ compensation mechanisms involving the use of equity compensation that may not be effective, especially if the market price of our common stock declines. For example, in connection with our initial public offering in 2004, certain management level employees received restricted stock units. The majority of the shares of common stock underlying these restricted stock units will be delivered in January 2007 and in January 2008. The delivery of the shares underlying these restricted stock units may adversely affect our ability to retain these employees or require us to increase the level of compensation that they receive in order to do so. The loss of key personnel or the inability to recruit and retain portfolio managers, marketing personnel or investment banking professionals could have a material adverse effect on our business.

A decline in the prices of securities could lead to a decline in revenue and earnings.

A significant portion of our revenue is derived from the investment advisory and administration fees we receive from our clients. These fees are based on the market value of the assets underlying the agreements that govern the fee calculations. Accordingly, a decline in the price of the securities in which we invest on behalf of our clients generally, and real estate securities in particular, could cause our revenue and earnings to decline. In addition, a decline in the market value of these assets could cause our clients to withdraw funds in favor of investments they perceive as offering greater opportunity or lower risk, which could also negatively impact our revenue and earnings.

The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events.

A general decline in the performance of securities in the real estate sector could have an adverse effect on the assets we manage and our revenue.

As of September 30, 2006, 65% of the assets we managed were concentrated in U.S. real estate common stock and 12% were concentrated in non-U.S. real estate securities. Real estate securities and real property investments owned by the issuers of real estate securities are subject to varying degrees of risk. The returns from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, the income and ability of a real estate company to make payments of any interest and principal on debt securities or any dividends on common or preferred stocks will be adversely affected. In addition, real property and loans on real property may be subject to the quality of credit extended and defaults by borrowers and tenants. Real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain properties and, consequently, its ability to control decisions relating to such properties may be limited. Declines in the performance of real estate securities could reduce the assets we manage and our revenue.

Our growth may be constrained by the limited size and number of issuers in the real estate securities market.

Real estate securities investment continues to play an important role in the overall prospects of our business. Our ability to continue our growth in real estate securities management depends in part on growth in the size and number of issuers in the real estate securities market. For example, due to the constraints in the size and number of U.S. public real estate securities and issuers, we have in the past and may in the future stop accepting new assets in real estate securities institutional separate account portfolios in certain strategies and in certain open-end mutual funds. We also may be constrained in our ability to sponsor new closed-end mutual funds that invest primarily or significantly in U.S. real estate securities. Such constraints may impair our ability to increase the assets we manage and our revenue.

We may have limited ability to raise future closed-end mutual fund assets to manage.

Market conditions may preclude us from increasing the assets we manage in closed-end mutual funds. A significant portion of our recent growth in the assets we manage has resulted from public offerings of the common and preferred shares of closed-end mutual funds, and as of September 30, 2006 we have raised $8.2 billion in closed-end mutual fund offerings of common and preferred shares since May 2001. The market conditions for these offerings may not be as favorable now or in the future, which could adversely impact our ability to grow the assets we manage and our revenue.

We may incur losses associated with our underwriting activities, which could adversely affect results and may negatively affect our earnings.

In January 2005, the National Association of Securities Dealers, Inc. (“NASD”) approved an application by Cohen & Steers Capital Advisors LLC (“Advisors”) to conduct firm commitment underwritings. As such, Advisors may act as an underwriter or selling group member in both equity and fixed income product offerings. Particularly when acting as lead or co-lead manager, Advisors has legal exposure.

Underwriting involves both economic and litigation risks. An underwriter may incur losses if it is unable to resell the securities it is committed to purchase, or if it is forced to liquidate its commitments at less than the agreed purchase price. In addition, an underwriter is subject to substantial potential liability for material misstatements or omissions in prospectuses and other communications with respect to underwritten offerings. Furthermore, because underwriting commitments require a charge against net capital, Advisors could find it necessary to limit its underwriting participations to remain in compliance with regulatory net capital requirements.

Our clients can withdraw the assets we manage on short notice, making our future client and revenue base unpredictable.

Our investment advisory and administration agreements are generally terminable upon 60 or fewer days notice. In addition, open-end mutual fund investors may redeem their investments in the mutual funds at any time without prior notice. Moreover, each investment advisory agreement, including the fees payable thereunder, with a mutual fund is subject to annual approval by the mutual fund’s board, including at least a majority of the independent directors; and such approval may not be granted. Institutional and individual clients, and firms with which we have strategic alliances, can terminate their relationships with us, reduce the aggregate amount of the assets we manage or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates and financial market performance. In a declining stock market, the pace of mutual fund redemptions could accelerate. Poor performance relative to other asset management firms tends to result in decreased purchases of mutual fund shares, increased redemptions of mutual fund shares, and the loss of institutional or individual accounts. Under certain circumstances, stockholder activists may pressure closed-end mutual funds for which we are the investment advisor to tender for their shares, open-end, liquidate or take other actions that may adversely affect the fees we receive from the affected closed-end mutual funds. The decrease in revenue that could result from any such event could have a material adverse effect on our business.

In addition, as required by the Investment Company Act of 1940 and the Investment Advisers Act of 1940, each of our investment advisory agreements automatically terminates upon its “assignment.” A sale of a sufficient number of shares of our voting securities could be deemed an “assignment” in certain circumstances. An assignment, actual or constructive, will trigger these termination provisions and may adversely affect our ability to continue managing open-end and closed-end mutual funds and institutional separate accounts.

Loss of significant institutional separate accounts would decrease our revenue.

We managed 58 institutional separate account portfolios at September 30, 2006, of which the five largest represented approximately 38% of the institutional separate account assets we managed and approximately 10% of the total assets we managed. Approximately 4% of our total revenue in the first nine months of 2006 was derived from our five largest institutional separate account portfolios. Loss of, or a significant withdrawal from, any of these institutional separate accounts would reduce our revenue. We have, from time to time, lost institutional separate accounts because of decisions by our clients to reallocate their assets to different asset classes or to move their assets to our competitors. In the future, we could lose accounts under these or other circumstances, such as adverse market conditions or poor investment performance.

Future investment performance could reduce the assets we manage and our revenue and income.

Success in the asset management business is dependent on investment performance as well as distribution and client service. Relatively poor performance tends to result in decreased sales, increased withdrawals and redemptions in the case of the open-end mutual funds, and in the loss of separately managed accounts, with corresponding decreases in revenue. Many analysts of the mutual fund business believe that investment performance is the most important factor for the growth of open-end mutual funds. Failure of our investment products to perform well could, therefore, have a material adverse effect on our results of operations and future growth.

Continued rising interest rates could negatively impact our business.

Our asset management business could be negatively impacted by continued rising interest rates. An increase in interest rates could cause the price of certain REITs and other securities in our clients’ portfolios to decline. In addition, an increase in interest rates could negatively impact net flows into open-end mutual funds and institutional separate accounts and our ability to offer new closed-end mutual funds. These events would negatively affect our revenue and net income.

The inability to access clients through intermediaries could have a material adverse effect on our business.

Our ability to distribute mutual funds and subadvisory services is highly dependent on access to the client base of national and regional securities firms, banks, insurance companies, defined contribution plan administrators and other intermediaries which generally offer competing investment products. To a lesser extent, our institutional separate account asset management business depends on recommendations by consultants, financial planners and other professional advisors, as well as our existing clients. We may not be able to continue to gain access to these channels. The inability to have this access could have a material adverse effect on our business.

A significant portion of the growth in the mutual fund assets we manage in recent years has been accessed through intermediaries, including Merrill Lynch, Pierce, Fenner & Smith Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC and Charles Schwab & Co., Inc. Loss of any of these distribution channels, and the inability to access clients through new distribution channels, could adversely affect our results of operations and business prospects.

Fee pressures could reduce our revenue and profitability.

There has been a trend toward lower fees in some segments of the asset management business. In order for us to maintain our fee structure in a competitive environment, we must be able to provide clients with investment returns and service that will encourage them to be willing to pay such fees. In addition, the Securities and Exchange Commission (“SEC”) has adopted rules that are designed to improve mutual fund corporate governance. These rules could result in further downward pressure on investment advisory fees in the mutual fund industry. Accordingly, we may not be able to maintain our current fee structure or take advantage of scheduled fee increases. Fee reductions on existing or future new business would have an adverse impact on our revenue and profitability.

Our business strategy may not be successful.

Our business strategy involves diversifying our asset management business to include products and services outside the U.S. real estate securities area. This has entailed hiring additional portfolio managers in areas in which we do not have significant prior experience as well as opening offices both within and outside the United States. In the future, it may entail acquiring other asset management firms.

We may not be successful in locating and hiring or acquiring such portfolio managers or asset management firms and any such hiring activity or acquisitions may not be successful. In addition, our business prospects and future growth are subject to our ability to successfully manage multiple offices and navigate legal and regulatory systems outside the United States. Furthermore, a change in the current tax treatment of dividends could aversely impact our business strategy.

We could experience losses and significant volatility in connection with the activities of our investment banking business.

Our investment banking business operates in a highly competitive environment where there are no long-term contracted sources of revenue. Investment banking assignments are generally related to specific capital raising, merger or acquisition transactions or restructuring projects. Because these transactions are singular in nature and are not likely to recur, the investment banking business must seek new assignments when current assignments are successfully completed or are terminated. Only a limited proportion of our investment banking engagements result in a completed transaction for which a fee is earned. The employees of the investment banking business can spend significant amounts of time on transactions that are not completed and for which no fee will be earned. As a result, high activity levels in any period are not necessarily indicative of continued high levels of activity in any other period and the revenue and profitability of our investment banking business can be very volatile.

When an investment banking engagement is terminated, whether due to the cancellation of a transaction due to market reasons or otherwise, we may earn limited or no fees and may not be able to recover the costs that we incurred prior to that termination.

Moreover, each year we advise a limited number of investment banking clients. The composition of the group comprising our largest clients varies significantly from year to year. We expect that our investment banking engagements will continue to be limited to a relatively small number of clients and that an even smaller number of those clients will account for a high percentage of revenue in any particular year. Consequently, the adverse impact on the results of our investment banking business of one lost mandate or the failure of one transaction or restructuring on which we are advising to be completed could be significant.

Compliance failures and changes in regulation could adversely affect us.

Our asset management business is subject to client guidelines and our mutual fund business involves compliance with numerous investment, asset valuation, distribution and tax requirements. A failure to adhere to these guidelines or satisfy these requirements could result in losses that could be recovered by the client from us in certain circumstances.

Our businesses are also subject to extensive regulation in the United States, including by the SEC and the NASD, and internationally, including the Hong Kong Securities and Futures Commission, the United Kingdom Financial Services Authority, the Belgium Banking, Finance and Insurance Commission and the Luxembourg Commission de Surveillance du Secteur Financier. Our failure to comply with applicable laws or regulations could result in fines, suspensions of personnel or other sanctions, including revocation of the registration of any of our subsidiaries as an investment advisor or broker/dealer. Changes in laws or regulations or in governmental policies could have a material adverse effect on us.

In response to past scandals in the mutual fund industry regarding late trading, market timing and selective disclosure of portfolio information, various legislative and regulatory proposals are pending in or before, or have been adopted by, the SEC, Congress, the legislatures in states in which we conduct operations and the various regulatory agencies that supervise our operations. Additionally, the SEC, the NASD and other regulators, as well as Congress, continue to investigate certain practices within our industry. These proposals, if enacted or adopted, could have a substantial impact on the regulation and operation of mutual funds and could adversely affect the assets we manage and our revenue and net income. In particular, new rules and regulations recently proposed or adopted by the SEC will place greater regulatory compliance and administrative burdens on us. For example, recently adopted rules require investment advisors and mutual funds to adopt, implement, review and administer written policies and procedures reasonably designed to prevent violation of the federal securities laws. Similarly, the public disclosure requirements applicable to mutual funds have become more stringent. We may require additional staff to satisfy these obligations, which would increase our operating expenses.

Regulatory developments designed to increase the independence of mutual fund boards of directors may result in downward pressure on our fees and could result in mutual funds not renewing their investment advisory and administration agreements with us.

The SEC has adopted rules relating to the composition of mutual fund boards of directors and the practices of the independent directors who serve on those boards. The SEC has also adopted rules that require mutual fund shareholder reports to discuss, in reasonable detail, the material factors and conclusions that formed the basis for the approval by a mutual fund’s board of directors of any investment advisory agreement, including the fees payable under the agreement. The board of directors of each mutual fund for which we are the investment advisor, including at least a majority of the mutual fund’s independent directors, must determine both initially and, following the initial two-year term, annually thereafter that the mutual fund’s investment advisory fee is reasonable in relation to, among other things, the performance of the mutual fund, the services provided by the investment advisor and the advisory fees charged to comparable mutual funds. These directors have a fiduciary duty to the mutual fund shareholders. If regulatory developments designed to increase the independence of mutual fund boards of directors result in reductions in the fees payable to other fund managers, this could in turn result in downward pressure on our fees. In addition, the continued receipt of revenue by our asset management business is subject to the risk that our mutual fund boards of directors may determine not to renew investment advisory and administration agreements with us or that they may renew such agreements at lower fee rates than are then in effect.

Failure to comply with “fair value” pricing and late trading policies and procedures may adversely affect us.

The SEC has adopted rules that require mutual funds to adopt “fair value” pricing procedures to address time zone arbitrage, selective disclosure procedures to protect mutual fund portfolio information and procedures to ensure compliance with a mutual fund’s disclosed market timing policy. Recent SEC rules also require our funds to ensure compliance with their own market timing policies. Our funds are subject to these rules and, in the event of non-compliance, we may be required to disgorge certain revenue. In addition, we could have penalties imposed on us, be required to pay fines or be subject to private litigation which could decrease our future income, or negatively impact our current business and our future growth prospects.

New regulations restricting the use of “soft dollars” could result in an increase of our expenses.

On behalf of our mutual fund and investment advisory clients, we make decisions to buy and sell securities for each portfolio, select broker/dealers to execute trades and negotiate brokerage commission rates. In connection with these transactions, we may receive “soft dollar credits” from broker/dealers that have the effect of defraying certain of our expenses. If the ability of asset managers to use “soft dollars” were reduced or eliminated, our operating expenses would potentially have increased by approximately $1.6 million in 2005. We would expect a similar increase in operating expenses for future periods if the use of “soft dollars” was eliminated or significantly reduced.

The asset management industry is intensely competitive.

The asset management industry is intensely competitive, with competition based on a variety of factors, including investment performance; the quality of service provided to clients; the level of fees and commissions charged for services; brand recognition and business reputation; the range of products offered; the level of expenses paid to financial intermediaries related to administration and/or distribution; and financial strength.

Failure to maintain adequate infrastructure could impede our ability to support business growth.

We continue to experience significant growth in our business activities, both domestically and internationally. We must maintain adequate infrastructure to support this growth, including technological capacity, data centers, backup facilities and sufficient space for expanding staff levels. The failure to maintain an infrastructure commensurate with our expansion, compounded by our international expansion, could impede our growth, which could cause our earnings or stock price to decline.

Risks Related to Our Common Stock and this Offering

We are controlled by Mr. Cohen and Mr. Steers, whose interests may differ from those of other stockholders.

Upon completion of this offering, our principals, Mr. Cohen and Mr. Steers, will beneficially own, in the aggregate, approximately 62% of our common stock, or approximately 61% of our common stock if the underwriter exercises in full its overallotment option. As long as Mr. Cohen and Mr. Steers control a majority of the common stock, they will have the ability to, among other things:

•	elect all of the members of our board of directors and thereby control our management and affairs;

•	determine the outcome of matters submitted to a vote of our stockholders for approval; and

•	preclude any unsolicited acquisition of us and, consequently, adversely affect the market price of the common stock or prevent our stockholders from realizing a premium on their shares.

The interests of our principals could differ from those of other stockholders in instances where, for example, our principals’ compensation is being determined or where an unsolicited acquisition of us could result in a change in our management.

Sales of a substantial number of shares of our common stock may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. Our principals, who beneficially owned, in the aggregate, 25,357,432 shares of our common stock as of November 21, 2006, have advised us that they intend to sell additional shares of our common stock over a period of time in addition to the shares being sold pursuant to this prospectus supplement, subject to the securities laws restrictions on sales by affiliates. We granted our principals and two trusts benefiting their families, their affiliates and certain of their transferees the right to require us to register under the Securities Act of 1933, as amended (the “Securities Act”), shares of our common stock (and other securities convertible into or exchangeable or exercisable for shares of common stock) held by them under certain circumstances.

After completion of this offering, there will be 38,470,027 shares of our common stock outstanding. All of the shares sold in this offering will be freely transferable, except for any shares sold to our “affiliates,” as that term is defined in Rule 144 under the Securities Act. In addition, our certificate of incorporation permits us to issue up to 500 million shares of common stock. After the completion of this offering, we will have an aggregate of approximately 462 million shares of our common stock authorized but unissued. We have the ability to issue substantial amounts of our common stock in the future, which would dilute the percentage ownership held by investors who purchase shares of our common stock in this offering.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

Our certificate of incorporation may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock. In addition, provisions of the Delaware General Corporation Law restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price.

FORWARD LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to our operations and our results of operations that are based on our current expectations, estimates and projections. You can generally identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described in the “Risk Factors” section of this prospectus supplement. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus supplement and the accompanying prospectus or incorporated by reference herein and therein. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from our sale of common stock, after deducting the underwriting discount and the estimated expenses of the offering payable by us, will be approximately $70.2 million. We intend to use the net proceeds from our sale of shares of common stock for general corporate purposes.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

PRICE RANGE OF SHARES OF COMMON STOCK

Our common stock is listed on the New York Stock Exchange (“NYSE”) and is traded under the symbol “CNS.” As of November 21, 2006, there were 109 holders of record of our common stock. The closing sale price of our common stock on November 30, 2006 was $37.95 per share.

We currently pay a quarterly cash dividend at a rate of $0.13 per share. The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant.

The following table sets forth for the periods indicated the high and low reported sale prices as reported on the NYSE and dividends declared per share for the common stock since August 13, 2004, the date that our common stock began trading on the NYSE:

Period Ended 2006	March 31	June 30	September 30	November 30
High price	$24.94	$27.95	$33.00	$38.63
Low price	$18.60	$22.69	$22.51	$31.09
Cash dividend declared per share	$0.11	$0.11	$0.13	$0.13

Three Months Ended 2005	March 31	June 30	September 30	December 31
High price	$19.12	$20.90	$23.62	$20.78
Low price	$14.80	$16.07	$17.93	$16.57
Cash dividend declared per share	$0.10	$0.10	$0.11	$0.11

Period Ended 2004	March 31	June 30	September 30	December 31
High price	n/a	n/a	$16.46	$17.98
Low price	n/a	n/a	$13.00	$13.90
Cash dividend declared per share	n/a	n/a	$0.10	$0.10

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an actual basis; and

•	on an as adjusted basis giving effect to the issue and sale by us of 2,000,000 shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses.

	September 30, 2006
	Actual	As Adjusted
	($ in thousands, except par value)
Stockholders’ equity:
Common stock, $0.01 par value; 500,000,000 shares authorized; 36,469,121 shares issued and outstanding, actual; 500,000,000 shares authorized; 38,469,121 shares issued and outstanding, as adjusted	$362	$382
Additional paid-in capital	202,062	272,220
Accumulated deficit	(33,265)	(33,265)
Accumulated other comprehensive income, net of tax	2,216	2,216
Less: Treasury stock, at cost, 309,270 at September 30, 2006,	(6,439)	(6,439)
Unearned compensation	(20,070)	(20,070)

Total stockholders’ equity	144,866	215,044

Total capitalization	$144,866	$215,044

SELECTED CONDENSED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents selected condensed consolidated financial data as of the dates and for the periods indicated. The selected condensed consolidated financial data, together with other information presented below, has been derived from and should be read in conjunction with our consolidated financial statements and the notes to those statements included in our annual report on Form 10-K for the year ended December 31, 2005 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus supplement.

The condensed consolidated statement of financial condition as of December 31, 2001 and the condensed consolidated statement of income for the year ended December 31, 2001 are derived from unaudited financial statements. The unaudited condensed consolidated financial statements have been prepared on substantially the same basis as the audited condensed consolidated financial statements and include all adjustments that we consider necessary for a fair presentation of our condensed consolidated financial position and results of operations for all periods presented.

Our income taxes as an S-corporation (for all periods presented through August 16, 2004), consisted solely of New York state and local income taxes. Upon conversion from S-corporation to C-corporation status on August 16, 2004, the Company became subject to U.S. federal and certain state and local income taxes which it had not been subject to previously. Therefore, the data presented for 2004 include results as both an S-corporation and a C-corporation. In addition, in connection with the one-time non-cash compensation after-tax charge of $47.0 million attributable to the grant of fully vested restricted stock units (“RSUs”) to certain employees related to our initial public offering, we generated a $17.7 million deferred income tax asset that we expect to realize in 2006, 2007 and 2008 based on the delivery schedule of the underlying RSUs.

The 2004 results include operations as both a private and public company and are therefore not comparable with subsequent periods. Our 2004 results include certain substantial charges related to the initial public offering of shares of our common stock. General and administrative expenses prior to our initial public offering consisted primarily of professional fees, travel, marketing and rent expenses. However, as a result of operating as a public company, additional general and administrative expenses such as professional fees, transfer agent fees, directors and officers insurance, public company reporting fees and other public company related costs were incurred in 2004.

The following table provides a breakdown of our condensed consolidated revenue, operating expenses and net income for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and for the nine months ended September 30, 2005 and 2006, as well as our condensed consolidated statement of financial condition as of December 31, 2001, 2002, 2003, 2004 and 2005 and as of September 30, 2005 and 2006, and other data.

	As of and for the Years Ended December 31,					As of and for the Nine Months Ended September 30,
	2001(1)	2002(1)	2003(1)	2004(1)	2005	2005	2006
	($ in thousands, except per share data) (unaudited)
Condensed Consolidated Statement of Income
Total revenue	$35,294	$55,246	$70,341	$114,113	$146,218	$108,806	$133,917
Total operating expenses	28,489	46,597	58,469	116,504	98,596	72,993	161,298

Operating income (loss)	6,805	8,649	11,872	(2,391)	47,622	35,813	(27,381)
Total non-operating income	453	398	279	1,109	6,257	4,331	5,414

	As of and for the Years Ended December 31,					As of and for the Nine Months Ended September 30,
	2001(1)	2002(1)	2003(1)	2004(1)	2005	2005	2006
	($ in thousands, except per share data) (unaudited)
Income (loss) before provision for income taxes and equity in earnings of affiliate	7,258	9,047	12,151	(1,282)	53,879	40,144	(21,967)
Provision for income taxes	654	611	100	(8,551)	22,880	17,250	(7,368)
Equity in earnings of affiliate	—	—	—	19	922	683	1,221

Net income (loss)	$6,604	$8,436	$12,051	$7,288	$31,921	$23,577	$(13,378)

Earnings (loss) per share data(2)
Basic	$0.25	$0.32	$0.45	$0.23	$0.80	$0.59	$(0.34	)(3)
Fully diluted	$0.25	$0.32	$0.45	$0.23	$0.79	$0.58	$(0.34	)(3)

Condensed Consolidated Statement of Financial Condition
Cash and cash equivalents	$2,750	$6,090	$7,256	$30,164	$39,092	$27,731	$56,303
Marketable securities available-for-sale	4,145	4,625	6,439	69,935	87,276	90,629	31,675
Total assets	17,853	24,394	34,523	158,989	198,548	188,327	177,888
Total liabilities	4,142	7,702	13,749	13,354	33,853	28,639	33,022
Total stockholders’ equity	13,711	16,692	20,774	145,635	164,695	159,688	144,866

	($ in millions)
Assets under management (AUM) by account type (unaudited):
Closed-end mutual funds	$601	$2,114	$4,791	$8,984	$9,674	$10,085	$10,686
Open-end mutual funds	2,315	2,452	3,897	5,199	5,591	5,596	7,785
Institutional separate accounts	2,782	2,057	2,992	4,118	5,226	4,479	6,996

Total AUM	$5,698	$6,623	$11,680	$18,301	$20,491	$20,160	$25,467

(1)	Prior to August 17, 2004, we were a privately held S-corporation.
(2)	All per share amounts have been adjusted to reflect a 291.351127 for one stock split that we effected on June 16, 2004. See Note 6 to the consolidated financial statements contained in the annual report on Form 10-K for the year ended December 31, 2005 for the computations of basic and diluted earnings per share.
(3)	The second quarter 2006 results include a $1.25 per share, after-tax expense, associated with the termination of additional compensation agreements entered into in connection with common share offerings of certain closed-end mutual funds advised by a subsidiary of Cohen & Steers, and a $0.02 per share, after-tax gain from the sale of property and equipment.

BUSINESS

Overview

Cohen & Steers, Inc. (“CNS”), a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries manages high-income equity portfolios, specializing in U.S. REITs, international real estate securities, preferred securities, utilities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

We completed the initial public offering of our common stock on August 18, 2004. On August 17, 2004, prior to the completion of the initial public offering and pursuant to a reorganization into a holding company structure, CNS became the parent holding company of Cohen & Steers Capital Management, Inc. (“CSCM”), our asset management subsidiary, and together with our direct and indirect subsidiaries, succeeded to the business conducted by CSCM and its subsidiaries since 1986.

We operate in two business segments (each of which is described below): asset management and investment banking.

Our asset management business derives revenue primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client’s portfolio. Revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

Our investment banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Asset Management

At September 30, 2006, we managed $25.5 billion in assets—$10.7 billion in nine closed-end mutual funds, $7.8 billion in eleven open-end mutual funds and $7.0 billion in 58 institutional separate account portfolios for institutional investors.

The assets we manage increased 26% to $25.5 billion at September 30, 2006 from $20.2 billion at September 30, 2005. Changes in the assets we manage can come from two sources—inflows (or outflows) and market appreciation (or depreciation). Of the $5.3 billion increase in the assets we managed during this period, $2.2 billion was attributable to net inflows and $3.1 billion was attributable to net appreciation.

While we have maintained our position as the nation’s largest manager of real estate mutual funds, we have also diversified our asset management capabilities by:

•	Building a capability in corporate preferred securities by attracting a team of investment professionals that includes a leading preferred securities strategist. As of September 30, 2006, our preferred securities team managed $3.2 billion in real estate preferred stocks, corporate preferred stocks and other fixed income securities.

•	Hiring a portfolio manager from a large, well-regarded investment manager to lead our utility securities team. As of September 30, 2006, we managed $2.3 billion in utility common stocks in two closed-end mutual funds and one open-end mutual fund.

•	Building a capability in large cap value, the largest segment of the high-income equity markets, by hiring a well regarded portfolio management team, and in August 2005 launching Cohen & Steers Dividend Value Fund. As of September 30, 2006, we managed $329 million in large cap value portfolios through one quantitative closed-end mutual fund, one open-end mutual fund and an institutional separate account.

•	Creating a global real estate securities capability through the acquisition of 50% of the capital stock of Houlihan Rovers, a Belgium-based global real estate securities asset manager. As of September 30, 2006, Houlihan Rovers had assets under management of $3.5 billion, of which $2.6 billion are currently included in the assets we manage. On October 5, 2006, we entered into an agreement to purchase the remaining 50% ownership interest in Houlihan Rovers. The purchase price will be paid using a combination of cash, which will be paid upon the completion of the transaction, and Cohen & Steers restricted stock that will be delivered over three years. The purchase is subject to Belgian regulatory approval, which we received on November 7, 2006, and other customary closing conditions and is expected to close in the fourth quarter of 2006.

•	Establishing offices in Hong Kong and London to support our international real estate securities investment management activities.

•	Launching four new mutual funds that invest in global, international and Asia Pacific REITs and real estate common stocks.

Account Types

We manage assets in three account types: closed-end mutual funds, open-end mutual funds and institutional separate accounts.

Closed-End Mutual Funds. The nine closed-end mutual funds for which we are the investment advisor are registered investment companies that have issued a fixed number of shares through public offerings. These shares are listed on the New York Stock Exchange and cannot be redeemed by their shareholders. The trading price of the shares of a closed-end mutual fund is determined by supply and demand in the marketplace, which means the shares may trade at a premium or discount to the net asset value of the funds.

Investment advisory fees for the closed-end mutual funds vary based on each fund’s investment objective and strategy, fees charged by other comparable mutual funds and prevailing market conditions at the time each closed-end mutual fund initially offered its shares to the public. In addition, we receive a separate fee for providing administrative services to eight of the nine closed-end mutual funds at a rate that is designed to reimburse us for the cost of providing these services. For services under the investment advisory and administration agreements, closed-end mutual funds pay us a monthly fee based on a percentage of the fund’s average daily net assets. For the nine months ended September 30, 2006, investment advisory and administrative fees from our closed-end mutual funds totaled approximately $48.8 million and accounted for 46% of investment advisory and administrative fee revenue.

In order to reduce expenses for certain of the closed-end mutual funds, we have agreed to waive a portion of the investment advisory fees otherwise payable by such funds. These waivers began to expire in January 2006 and continue to expire through 2012. Each of our investment advisory agreements with a mutual fund, including the fees payable under the waiver agreements, is subject, following the initial two-year term, to annual approval by the mutual fund’s board of directors, including at least a majority of the independent directors. Our investment advisory and administration agreements with the closed-end mutual funds are generally terminable upon 60 or fewer days notice.

The table below describes each closed-end mutual fund’s investment advisory fee that is scheduled to be charged, after giving effect to the amount of the fee that we have agreed to waive for each year (as a percentage of managed assets):

Year	Cohen & Steers Advantage Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Quality Income Realty Fund, Inc. (through 12/31)	Cohen & Steers Premium Income Realty Fund, Inc. (through 8/30)	Cohen & Steers REIT and Utility Income Fund, Inc. (through 1/31)	Cohen & Steers Select Utility Fund, Inc. (through 3/31)	Cohen & Steers Worldwide Realty Income Fund, Inc. (through 3/31)
2006	0.50%	0.53%	0.55%	0.65%	0.65%	0.50%
2007	0.57%	0.59%	0.55%	0.65%	0.65%	0.50%
2008	0.64%	0.65%	0.60%	0.65%	0.65%	0.65%
2009	0.71%	0.71%	0.65%	0.65%	0.65%	0.80%
2010	0.78%	0.78%	0.70%	0.70%	0.70%	0.95%
2011	0.85%	0.83%	0.75%	0.75%	0.75%	0.95%
2012	0.85%	0.85%	0.80%	0.80%	0.80%	0.95%
2013	0.85%	0.85%	0.80%	0.85%	0.85%	0.95%

Open-End Mutual Funds. The eleven open-end mutual funds for which we are the investment advisor offer and issue new shares continuously as funds are invested and redeem shares when funds are withdrawn. The share price for purchases and redemptions of each of the open-end mutual funds is determined by each fund’s net asset value, which is calculated at the end of each business day. The net asset value per share is the current value of a fund’s assets less liabilities, divided by the fund’s total shares outstanding.

Investment advisory fees for the open-end mutual funds vary based on each fund’s investment objective and strategy, fees charged by other comparable mutual funds and the nature of the investors to whom the mutual fund is offered. In addition, we receive a separate fee for providing administrative services to each open-end mutual fund at a rate that is designed to reimburse us for the cost of providing these services. Each of the open-end mutual funds pays us a monthly administration fee based on a percentage of the fund’s average daily net assets. For the nine months ended September 30, 2006, investment advisory and administrative fees from our open-end mutual funds totaled approximately $40.6 million and accounted for 38% of investment advisory and administrative fee revenue.

Our investment advisory and administration agreements with the open-end mutual funds are generally terminable upon 60 or fewer days notice, and each investment advisory agreement, including the fees payable thereunder, is subject to annual approval, after the first two years, by the open-end mutual fund’s board, as well as by a majority of the directors who are not interested persons.

Institutional Separate Accounts. The 58 institutional separate accounts for which we are the investment advisor represent portfolios of securities we manage for institutional clients. We manage the assets in each institutional separate account in a manner tailored to the investment preferences of that individual client as defined within each client’s individual investment advisory agreement. Our investment advisory agreements with the institutional separate account clients are generally terminable upon 60 days notice. For the nine months ended September 30, 2006, investment advisory fees from our institutional separate accounts totaled approximately $17.4 million and accounted for 16% of investment advisory and administrative fee revenue.

Sub-advisory and wrap-fee assets are included in our institutional separate account assets. Sub-advisory assets represent accounts for which we have been named as a sub-advisor by the investment advisor to that account. As sub-advisor, we have responsibility for managing the portfolio’s investments, while the investment advisor oversees our performance as sub-advisor. Wrap fee assets represent assets received from investment programs, which bundle a number of investment services for one fee.

Portfolio Consulting and Other Services. As portfolio consultant, we provide several services in connection with investment products such as unit investment trusts (“UITs”). A UIT is a registered investment company that holds a portfolio of securities that generally does not change during the life of the product (generally two to five years), except that the sponsor of the UIT may sell portfolio securities under certain narrowly defined circumstances. As portfolio consultant to a number of UITs, we construct a portfolio of securities that we believe is well suited to satisfying the investment objective of the UIT. We also provide ongoing portfolio monitoring services related to the portfolio. Finally, we provide a license to certain firms to use our name in connection with certain of their investment products. As of September 30, 2006, we provided such advisory consulting services to 60 UIT portfolios with aggregate assets of $1.3 billion. These assets are not included in the assets we manage.

In addition, we maintain a proprietary index, Cohen & Steers Realty Majors Index (RMP), listed on the American Stock Exchange, which is the basis for the iShares Cohen & Steers Realty Majors Index Fund (ICF) sponsored by Barclays. We earn a licensing fee based on the fund’s assets for the use of our index.

Our fee schedules for these relationships vary based on the type of services we provide for each relationship.

Our Investment Process. Our investment process is based on fundamental portfolio and company research. Our investment committees and portfolio managers formulate investment strategies that take into account the economy, industry fundamentals and valuation for each of our portfolio strategies. An investment committee oversees the portfolio manager and research team responsible for each of our portfolio strategies. Martin Cohen and Robert H. Steers, our co-chairmen and co-chief executive officers, and Joseph M. Harvey, our president, head our investment committees.

Our research analysts must subject the companies that he or she covers to a detailed fundamental analysis. They focus on a company’s management, business plan, balance sheet, industry position and corporate governance. We also require our research analysts to spend a significant amount of time interacting with and visiting company management, as well as talking to competitors, vendors, analysts and other industry participants. Investment performance is a primary determinant of incentive compensation for our investment professionals.

We have developed valuation models that are unique to each of our portfolio strategies. These models have been shown to be highly effective in identifying relative value. We use our valuation models daily to build and manage portfolios with the strict discipline to which we adhere.

Each of the 20 mutual funds and 58 separate accounts that we currently manage adheres to one of the following investment strategies, which may contain leverage:

U.S. Realty Total Return is a core U.S. REIT strategy that seeks total return with a balance of current income and capital appreciation.

U.S. Realty Focus is a concentrated U.S. REIT strategy that seeks maximum total return.

U.S. Realty Income is a U.S. REIT strategy that seeks above-average income first and capital appreciation second with lower volatility than the overall U.S. REIT market.

Global Income is a strategy that invests in real estate securities of companies based in the United States and in other developed and emerging countries that seeks above-average income first and capital appreciation second.

International Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based outside the United States.

European Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based in Europe.

Asia Pacific Realty Total Return is a total return-oriented strategy that invests in real estate securities of companies based in Asia and the Pacific.

Large Cap Value is a total return-oriented strategy that invests in large capitalization U.S. securities with above-average dividend growth.

REIT Preferred Securities is an income-oriented strategy that invests exclusively in REIT preferred securities.

Preferred Securities is an income-oriented strategy that invests exclusively in preferred securities.

REIT and Preferred is a balanced strategy combining the equity characteristics of REITs with the fixed income characteristics of preferred securities.

REIT and Utility is a balanced strategy combining the equity characteristics of both REITs and utility securities.

Utility Securities is a total return-oriented strategy that invests exclusively in utilities and seeks above average income.

Our Distribution Network. Our distribution network encompasses the major channels in the asset management industry, including large brokerage firms, registered investment advisors and institutional investors. The open-end mutual funds for which we are the investment advisor are available for purchase with and without commissions through full service and discount broker/dealers and the significant networks serving financial advisors. We provide advisory and administration services to nine closed-end and eleven open-end mutual funds under the Cohen & Steers brand name.

Our institutional separate account relationships extend to institutions such as pension and endowment funds and insurance companies, and to high net worth individuals. We extend the reach of our distribution network by providing investment sub-advisory services to several mutual funds, with assets of approximately $2.4 billion as of September 30, 2006, which are sponsored by other financial institutions and distributed in the United States, Canada, the United Kingdom and Japan. These assets are included in the institutional separate account assets we manage.

Investment Banking

As a complement to our asset management business, and to capitalize on our extensive expertise in public real estate securities and companies, in 1999 we established a boutique investment banking practice that serves companies in real estate and real estate intensive businesses, including healthcare.

Our investment banking business strategy focuses on providing a full range of services to a universe of companies in select real estate intensive businesses. These services include the following areas:

Mergers & Acquisitions—We provide a full range of merger and acquisition advisory services involving the purchase or sale of public or private companies or their business units through a combination of broad auctions or targeted negotiations. We also facilitate leveraged buyouts and strategic capital infusions, and provide our clients with advice relating to takeover defenses.

Restructurings—We have developed a broad range of corporate restructuring advisory services. These services include advice with respect to debt and lease restructurings, recapitalization transactions, exchange offers and bankruptcy advisory services.

Capital Raising—We provide capital raising services as both agent and underwriter in connection with the sale of public and private debt, preferred, equity linked and equity securities. In January 2005, the NASD approved Advisors’ application to conduct firm commitment underwritings. As such, we may act as an underwriter or selling group member in both equity and fixed income product offerings.

Investment banking fees are negotiated on a client-by-client basis depending upon the nature and scope of the assignment and the market for such services. These fees are typically calculated as a percentage of the value of the transaction contemplated. For example, for a capital raising transaction, we would typically receive a fee based on a percentage of the gross proceeds raised in such transaction.

Competition

We face substantial competition in every aspect of our business. Factors affecting our business include brand recognition, business reputation, investment performance, quality of service and the continuity of client relationships. Fee competition also affects the business, as do compensation, administration, commissions and/or other expenses paid to intermediaries.

Performance and price are the principal methods of competition. Prospective clients and mutual fund shareholders will typically base their decisions on our ability to generate returns that exceed a market index, i.e. our “performance,” and on our fees, or “price.” Individual mutual fund holders may also base their decision on the ability to access the mutual funds we manage through a particular distribution channel. Institutional separate account clients are often advised by consultants who may include other factors in their decisions for these clients.

We compete with a large number of global and U.S. investment advisors, commercial banks, brokerage firms and broker/dealers, insurance companies and other financial institutions. We are considered a small to mid-sized investment advisory firm. Many competing firms are parts of larger financial services companies and attract business through numerous means, including retail bank offices, investment banking and underwriting contacts, insurance agencies and broker/dealers.

More specifically, in the real estate securities investment advisory business we face competition from a variety of competitors. Real estate security mutual fund sponsors include large nationally recognized investment advisory firms that offer a variety of mutual funds across many different asset types; investment advisors that offer mutual funds whose primary investment objective is income; smaller boutique type firms that specialize solely in publicly traded real estate securities; and firms that invest directly in real estate. Additionally, a number of financial advisors offer clients the ability to manage separate real estate security portfolios.

The growing acceptance of REITs and other high-income equity securities by both institutional and individual investors has attracted a number of firms to begin managing income oriented equity securities, and our competitors seek to expand their market share among the same client base that we serve. Financial intermediaries that provide our products to their clients may also provide competing products. Many current and potential competitors have greater brand name recognition and more extensive client bases, which could be to our disadvantage. In addition, our larger competitors have more resources and may have more leverage to expand their distribution channels and capture market share through ongoing business relationships and extensive marketing efforts. Conversely, relative to our larger competitors, we are potentially able to grow our business at a faster rate from a relatively smaller asset base. In addition, we believe we are able to shift resources to respond to changing market conditions more quickly than many larger investment advisory firms.

The open-end mutual funds for which we are the investment advisor face significant competition from other open-end mutual funds, exchange-traded funds and other investment companies and hedge funds. They vary both in size and investment philosophy and their shares are offered to the public on a load and no load basis. Advertising, sales promotions, the type and quality of services offered and investment performance influence competition for open-end mutual fund sales.

On an annual basis, investment advisory fees for the mutual funds we manage are subject to approval by the respective mutual fund’s board of directors, including at least a majority of such fund’s independent directors. On this basis, we believe that fund performance and expenses, based on the level of services we provide, for the mutual funds for which we are the investment advisor, compare favorably to competitor funds.

We also face competition in attracting and retaining qualified employees. The ability to continue to compete effectively in our businesses depends in part on our ability to compete effectively in the market for investment professionals.

Our investment banking business faces competition from other investment banking and financial advisory firms. We compete with them on the basis of a number of factors, including transaction execution skills, range of services, innovation, reputation and price. A number of our competitors have greater capital and other resources, and offer more comprehensive lines of services, than we do. Many of our competitors maintain relationships with our clients and compete directly with us for transactions. We rely largely on the client relationships and the extensive expertise of our team of investment banking professionals to differentiate ourselves from our competition.

Regulation

Our business, and the securities business in general, is subject to extensive regulation in the United States at both the federal and state level, as well as by self regulatory organizations (“SROs”). The SEC is responsible for enforcing the federal securities laws and serves as a supervisory body for all federally registered investment advisors, as well as for national securities exchanges and associations.

CSCM is registered as an investment advisor with the SEC and is subject to the requirements and regulations of the Investment Advisers Act of 1940. Such requirements relate to, among other things, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an advisor and advisory clients, as well as general anti-fraud prohibitions. Moreover, in our capacity as an investment advisor to mutual funds, we are subject to the Investment Company Act of 1940 and its rules and regulations. The Investment Company Act of 1940 regulates the relationship between a mutual fund and its investment advisor and prohibits or severely restricts principal transactions and joint transactions between a mutual fund and its investment advisor and other affiliates.

Our subsidiaries, Advisors and Cohen & Steers Securities, LLC (“Securities”), are broker/dealers. The regulation of broker/dealers has, to a large extent, been delegated by the federal securities laws to SROs, which adopt rules that govern the industry. The NASD is the designated SRO for Advisors and Securities and regularly conducts periodic examinations of their operations. Broker/dealers are subject to regulations which cover all aspects of the securities business, including sales practices, market making and trading among broker/dealers, use and safekeeping of clients’ funds and securities, capital structure, recordkeeping and the conduct of directors, officers and employees. Our registered broker/dealer subsidiaries are each subject to certain net capital requirements under the Exchange Act. The net capital requirements, which specify minimum net capital levels for registered broker/dealers, are designed to measure the financial soundness and liquidity of broker/dealers. In addition, these subsidiaries are subject to regulation under the laws of the states and territories in which they are registered to conduct securities or investment advisory businesses.

Our subsidiaries, as well as the Cohen & Steers open-end mutual funds, are subject to the USA PATRIOT Act of 2001 (the “Act”), which contains the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001. The Act contains anti-money laundering measures affecting insured depository institutions, broker/dealers and certain financial institutions. The Act requires U.S. financial institutions to adopt policies and procedures to combat money laundering and grants the Secretary of the Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions’ operations. We have established policies and procedures designed to ensure compliance with that Act and the related regulations.

Our subsidiary, Cohen & Steers Asia Limited, is subject to the laws of Hong Kong and is regulated by the Hong Kong Securities and Futures Commission and it has developed comprehensive compliance systems in order to satisfy applicable regulatory requirements. Our subsidiary, Cohen & Steers UK Limited, has applied for an investment advisory license with United Kingdom Financial Services Authority, which we expect to obtain in the fourth quarter of 2006. Additionally, Houlihan Rovers is subject to periodic examination by the local regulatory agency in Belgium and it has developed comprehensive compliance systems in order to satisfy applicable regulatory requirements.

Our failure to comply with the applicable regulatory frameworks could have a material adverse effect on us.

Additional legislation, changes in rules promulgated by the SEC, other federal and state regulatory authorities and self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules may directly affect our method of operation and profitability. Our profitability could also be affected by rules and regulations that impact the business and financial communities in general, including changes to the laws governing taxation, antitrust regulation and electronic commerce. In addition, the SEC and other governmental agencies have been very active in investigating the mutual fund industry. The SEC has adopted and proposed various rules, and legislation has been introduced in Congress, the effect of which will further regulate the mutual fund industry and impose additional compliance obligations, and costs for fulfilling such obligations, on us.

Employees

As of September 30, 2006, we had 156 full-time employees. None of our employees are subject to any collective bargaining agreements. We believe we have good relations with our employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

Cohen & Steers, Inc., together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. REITs, international real estate securities, preferred securities, utilities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including healthcare.

Assets Under Management

We manage three types of accounts: closed-end mutual funds, open-end load and no-load mutual funds and institutional separate accounts.

The following table sets forth information regarding the net flows and appreciation/(depreciation) of assets under management for the periods presented (in millions):

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Closed-End Mutual Funds
Assets under management, beginning of period	$2,114	$4,791	$8,984	$8,984	$9,674

Inflows	1,974	3,292	829	755	54
Market appreciation (depreciation)	703	901	(139)	346	958

Total increase	2,677	4,193	690	1,101	1,012

Assets under management, end of period(1)	$4,791	$8,984	$9,674	$10,085	$10,686

Open-End Mutual Funds
Assets under management, beginning of period	$2,452	$3,897	$5,199	$5,199	$5,591

Inflows	1,208	1,395	1,726	1,287	2,349
Outflows	(679)	(1,296)	(1,776)	(1,345)	(1,463)

Net inflows (outflows)	529	99	(50)	(58)	886
Market appreciation	916	1,203	442	455	1,308

Total increase	1,445	1,302	392	397	2,194

Assets under management, end of period(1)	$3,897	$5,199	$5,591	$5,596	$7,785

Institutional Separate Accounts
Assets under management, beginning of period	$2,057	$2,992	$4,118	$4,118	$5,226

Inflows	268	490	1,215	351	1,124
Outflows	(141)	(492)	(640)	(461)	(635)

Net inflows (outflows)	127	(2)	575	(110)	489
Market appreciation	808	1,128	533	471	1,281

Total increase	935	1,126	1,108	361	1,770

Assets under management, end of period	$2,992	$4,118	$5,226	$4,479	$6,996

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Total
Assets under management, beginning of period	$6,623	$11,680	$18,301	$18,301	$20,491

Inflows	3,450	5,177	3,770	2,393	3,527
Outflows	(820)	(1,788)	(2,416)	(1,806)	(2,098)

Net inflows	2,630	3,389	1,354	587	1,429
Market appreciation	2,427	3,232	836	1,272	3,547

Total increase	5,057	6,621	2,190	1,859	4,976

Assets under management, end of period(1)	$11,680	$18,301	$20,491	$20,160	$25,467

(1)	As of December 31, 2005 and September 30, 2006, assets under management included $543 million and $2.6 billion, respectively, of assets managed by Houlihan Rovers through sub-advisory and similar arrangements.

Assets under management were $25.5 billion at September 30, 2006, a 26% increase from $20.2 billion at September 30, 2005.

Closed-end mutual funds

Nine Months Ended September 30, 2006 compared with Nine Months Ended September 30, 2005

Closed-end mutual fund assets under management increased 6% to $10.7 billion at September 30, 2006, compared with $10.1 billion at September 30, 2005. The increase in assets under management was attributable to market appreciation and the offerings of preferred shares for existing funds.

Closed-end mutual fund inflows were $54 million in the nine months ended September 30, 2006, compared with $755 million in the nine months ended September 30, 2005. In the 2006 period, Cohen & Steers REIT and Utility Income Fund issued $54 million of preferred shares for the purpose of maintaining its target leverage ratio. The assets raised in the comparable period in 2005 were primarily the result of the common share offerings for two closed-end mutual funds and the issuance of preferred shares for new and existing funds.

Market appreciation was $958 million in the nine months ended September 30, 2006, compared with market appreciation of $346 million in the nine months ended September 30, 2005.

Years Ended December 31, 2005, 2004 and 2003 Comparisons

Closed-end mutual fund assets under management increased to $9.7 billion at December 31, 2005 compared with $9.0 billion at December 31, 2004 and $4.8 billion at December 31, 2003. The increase in assets under management was primarily attributable to offerings of common shares for new funds and preferred shares for new and existing funds. Market appreciation was significant for the 2004 and 2003 periods as well.

Closed-end mutual fund inflows from common and preferred stock offerings were $829 million in the year ended December 31, 2005, compared with $3.3 billion in the year ended December 31, 2004 and $2.0 billion in the year ended December 31, 2003. In January 2005, we launched Cohen & Steers Dividend Majors Fund, our first diversified portfolio of high dividend-paying common stocks. This fund raised $244 million, net of underwriting fees. In March 2005, we launched Cohen & Steers Worldwide Realty Income Fund, a closed-end mutual fund that invests primarily in a portfolio of global real estate equity securities, which raised $287 million, net of underwriting fees. In May 2005, Cohen & Steers Worldwide Realty Income Fund issued $150 million in variable rate preferred shares bringing the total raised for this fund to $437 million. Also, Cohen & Steers Select

Utility Fund, one of our existing closed-end mutual funds, raised $74 million of variable rate preferred shares in the year ended December 31, 2005. The majority of assets raised during 2004 occurred in the first half of the year through the offerings of common and preferred stock for two new funds. These funds raised $1.7 billion and $1.2 billion, respectively. In the year ended December 31, 2003, one new fund raised $1.8 billion through offerings of common and preferred stock.

Market depreciation was $139 million in the year ended December 31, 2005, compared with market appreciation of $901 million in the year ended December 31, 2004 and $703 million in the year ended December 31, 2003.

Open-end mutual funds

Nine Months Ended September 30, 2006 compared with Nine Months Ended September 30, 2005

Open-end mutual fund assets under management increased 39% to $7.8 billion at September 30, 2006 from $5.6 billion at September 30, 2005. The increase in assets under management was due to market appreciation and net inflows.

Net inflows for open-end mutual funds were $886 million in the nine months ended September 30, 2006, compared with net outflows of $58 million in the nine months ended September 30, 2005. Gross inflows increased to $2.3 billion in the nine months ended September 30, 2006 from $1.3 billion in the nine months ended September 30, 2005. Gross outflows totaled $1.5 billion in the nine months ended September 30, 2006, compared with $1.3 billion in the nine months ended September 30, 2005.

Market appreciation was $1.3 billion in the nine months ended September 30, 2006, compared with market appreciation of $455 million in the nine months ended September 30, 2005.

Years Ended December 31, 2005, 2004 and 2003 Comparisons

Open-end mutual fund assets under management increased to $5.6 billion at December 31, 2005, from $5.2 billion at December 31, 2004 and $3.9 billion at December 31, 2003. The increase in assets under management was primarily due to market appreciation.

Net outflows for open-end mutual funds were $50 million in the year ended December 31, 2005, compared with net inflows of $99 million in the year ended December 31, 2004 and net inflows of $529 million in the year ended December 31, 2003. Gross inflows increased to $1.7 billion in the year ended December 31, 2005 from $1.4 billion in the year ended December 31, 2004 and $1.2 billion in the year ended December 31, 2003. Gross outflows totaled $1.8 billion in the year ended December 31, 2005, compared with $1.3 billion in the year ended December 31, 2004 and $679 million in the year ended December 31, 2003. Included in our open-end mutual fund gross outflows in the year ended December 31, 2005 was a client transfer of $100 million into our institutional separate accounts.

Market appreciation was $442 million in the year ended December 31, 2005, compared with market appreciation of $1.2 billion in the year ended December 31, 2004 and $916 million in the year ended December 31, 2003.

Institutional separate accounts

Nine Months Ended September 30, 2006 compared with Nine Months Ended September 30, 2005

Institutional separate account assets under management increased 56% to $7.0 billion at September 30, 2006 from $4.5 billion at September 30, 2005. The increase in assets under management was due to market appreciation and net inflows.

Institutional separate accounts had net inflows of $489 million in the nine months ended September 30, 2006, compared with net outflows of $110 million in the nine months ended September 30, 2005. Gross inflows increased to $1.1 billion in the nine months ended September 30, 2006 from $351 million in the nine months ended September 30, 2005. Gross outflows totaled $635 million in the nine months ended September 30, 2006, compared with $461 million in the nine months ended September 30, 2005.

Market appreciation was $1.3 billion in the nine months ended September 30, 2006, compared with market appreciation of $471 million in the nine months ended September 30, 2005.

Years Ended December 31, 2005, 2004 and 2003 Comparisons

Institutional separate account assets under management increased to $5.2 billion at December 31, 2005, from $4.1 billion at December 31, 2004 and $3.0 billion at December 31, 2003. The majority of the increase in assets under management was due to market appreciation.

Institutional separate accounts had net inflows of $575 million in the year ended December 31, 2005, compared with net outflows of $2 million in the year ended December 31, 2004 and net inflows of $127 million in the year ended December 31, 2003. Gross inflows increased to $1.2 billion in the year ended December 31, 2005 from $490 million in the year ended December 31, 2004 and $268 million in the year ended December 31, 2003. Gross outflows totaled $640 million in the year ended December 31, 2005, compared with $492 million in the year ended December 31, 2004 and $141 million in the year ended December 31, 2003. Included in our institutional separate account inflows in the year ended December 31, 2005 was a client transfer of $100 million out of our open-end mutual funds.

Market appreciation was $533 million in the year ended December 31, 2005, compared with market appreciation of $1.1 billion in the year ended December 31, 2004 and $808 million in the year ended December 31, 2003.

Results of Operations

On August 16, 2004, we terminated our status as an S-corporation and converted to a C-corporation and on August 18, 2004, we completed our initial public offering. Our results for the year ended December 31, 2004 include operations as both a private and public company and are therefore not comparable with subsequent periods. As will be discussed later in this prospectus supplement, results in the year ended December 31, 2004 include certain substantial charges related to the initial public offering of our shares.

The following table of selected financial data presents our business segments in a manner consistent with the way we manage our businesses (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2003	2004	2005	2005	2006
Asset Management
Total revenue, including equity in earnings of affiliate	$59,062	$106,024	$135,317	$99,871	$121,930
Total expenses	(50,510)	(106,145)	(89,335)	(65,982)	(153,229)
Net non-operating income	248	1,059	6,017	4,182	5,014

Income (loss) before provision for income taxes	$8,800	$938	$51,999	$38,071	$(26,285)

Investment Banking
Total revenue	$11,279	$8,108	$11,823	$9,618	$13,208
Total expenses	(7,959)	(10,359)	(9,261)	(7,011)	(8,069)
Net non-operating income	31	50	240	149	400

Income (loss) before provision for income taxes	$3,351	$(2,201)	$2,802	$2,756	$5,539

Total
Total revenue, including equity in earnings of affiliate	$70,341	$114,132	$147,140	$109,489	$135,138
Total expenses	(58,469)	(116,504)	(98,596)	(72,993)	(161,298)
Net non-operating income	279	1,109	6,257	4,331	5,414

Income (loss) before provision for income taxes	$12,151	$(1,263)	$54,801	$40,827	$(20,746)

Nine Months Ended September 30, 2006 compared with Nine Months Ended September 30, 2005

Revenue

Total revenue, including equity in earnings of affiliate, increased 23% to $135.1 million in the nine months ended September 30, 2006 from $109.5 million in the nine months ended September 30, 2005. This increase was primarily the result of an increase in investment advisory as well as administration fees attributable to higher assets under management and an increase in investment banking fees.

Asset Management

Revenue, including equity in earnings of affiliate, increased 22% to $121.9 million in the nine months ended September 30, 2006 from $99.9 million in the nine months ended September 30, 2005. Investment advisory and administration fees increased 22% to $106.8 million in the nine months ended September 30, 2006, compared with $87.7 million in the nine months ended September 30, 2005.

In the nine months ended September 30, 2006, total investment advisory and administration revenue from closed-end mutual funds increased 8% to $48.8 million from $45.3 million in the nine months ended September 30, 2005. The increase in closed-end mutual fund revenue was due to higher levels of average daily net assets resulting from market appreciation and the issuance of preferred shares during the prior twelve month period.

In the nine months ended September 30, 2006, total investment advisory and administration revenue from open-end mutual funds increased 31% to $40.6 million from $30.9 million in the nine months ended September 30, 2005. The increase was attributable to higher levels of average daily net assets resulting from market appreciation and net inflows during the prior twelve month period.

In the nine months ended September 30, 2006, total investment advisory and administration revenue from institutional separate accounts increased 52% to $17.4 million from $11.5 million in the nine months ended September 30, 2005. The increase was attributable to higher levels of assets under management resulting from market appreciation and net inflows for both new and existing accounts during the prior twelve month period.

Distribution and service fee revenue increased 20% to $10.7 million in the nine months ended September 30, 2006 from $8.9 million in the nine months ended September 30, 2005. This increase in distribution and service fee revenue was primarily due to increased assets under management in our international real estate securities open-end mutual fund.

On October 5, 2006, we entered into an agreement to purchase the remaining 50% ownership interest in our Brussels-based investment advisor affiliate, Houlihan Rovers. The purchase is subject to Belgian regulatory approval, which we received on November 7, 2006, and other customary closing conditions and is expected to close in the fourth quarter of 2006. Upon closing, our assets under management will increase by the amount of assets managed by Houlihan Rovers, which at September 30, 2006 was $0.9 billion. In addition, the financial position and results of operations of Houlihan Rovers will be consolidated.

Investment Banking

Revenue increased 37% to $13.2 million in the nine months ended September 30, 2006 from $9.6 million in the nine months ended September 30, 2005. Revenue for the nine months ended September 30, 2006 was primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions. Revenue in the 2005 period was primarily attributable to a mix of merger advisory, capital raising and restructuring assignments. Revenue from investment banking activity is dependent on the completion of transactions, the timing of which cannot reasonably be predicted.

Expenses

Total operating expenses increased 121% to $161.3 million in the nine months ended September 30, 2006 from $73.0 million in the nine months ended September 30, 2005, primarily due to an increase in distribution and service fees and employee compensation and benefits.

Distribution and service fee expenses increased to $94.4 million in the nine months ended September 30, 2006 from $21.9 million in the nine months ended September 30, 2005. This increase was primarily due to the $75.7 million of payments made in the second quarter of 2006 to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds. Excluding these payments, distribution and service fee expenses decreased 14% to $18.7 million in the nine months ended September 30, 2006, from $21.9 million in the nine months ended September 30, 2005. This decrease was primarily due to lower expenses in the 2006 period as no distribution expenses were incurred on those compensation agreements that were terminated as of the beginning of the second quarter, and was partially offset by higher expenses in the 2006 period resulting from higher asset levels primarily in our open-end mutual funds.

Employee compensation and benefits expense increased 38% to $38.7 million in the nine months ended September 30, 2006, from $28.0 million in the nine months ended September 30, 2005. This was primarily due to increased salary, production and incentive compensation and amortization of stock based compensation awards for new employees hired during 2005 and 2006, partially offset by higher amounts of deferred compensation.

General and administrative expenses increased 25% to $20.6 million in the nine months ended September 30, 2006 from $16.4 million in the nine months ended September 30, 2005. This increase was primarily attributable to sub-advisory fees paid to Houlihan Rovers combined with higher travel expenses attributable to our global expansion.

Depreciation and amortization increased 15% to $4.8 million in the nine months ended September 30, 2006 from $4.1 million in the nine months ended September 30, 2005. This increase was primarily attributable to depreciation and amortization for leasehold improvements and new assets acquired as a result of our relocation to our new corporate headquarters in the fourth quarter of 2005.

Non-operating Income

Non-operating income, excluding our share of the net income of Houlihan Rovers, increased 25% to $5.4 million in the nine months ended September 30, 2006, compared with $4.3 million in the nine months ended September 30, 2005. The increase in non-operating income in the nine months ended September 30, 2006 was primarily attributable to a $1.1 million gain from the sale of our fractional interest in an aircraft. Interest and dividend income increased to $2.4 million in the nine months ended September 30, 2006 from $2.2 million in the nine months ended September 30, 2005 due to an increase in corporate profits partially offset by the decrease in cash and cash equivalents resulting from the payments of $75.7 million to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds.

Income Taxes

We recorded an income tax benefit of $7.4 million in the nine months ended September 30, 2006, compared with an income tax expense of $17.3 million in the nine months ended September 30, 2005. The provision for income taxes in the nine months ended September 30, 2006 includes U.S. federal, state and local taxes at a 33.5% effective tax rate, which represents management’s estimate of the rate expected to be applied to the full fiscal year of 2006. The $75.7 million of payments, made in the second quarter of 2006, to terminate certain compensation agreements entered into in connection with the common share offerings of certain of our closed-end mutual funds is expected to create a tax loss for the full fiscal year 2006 and will be applied to periods in which we have lower tax rates. Management’s estimate of the full year’s effective tax rate includes an adjustment to the net deferred tax asset resulting from lower state and local taxes. Absent any unusual items affecting the tax rate, beginning in 2007, we expect our effective tax rate to be approximately 40%.

2005 compared with 2004

Revenue

Total revenue, including equity in earnings of affiliate, increased 29% to $147.1 million in the year ended December 31, 2005 from $114.1 million in the year ended December 31, 2004. This increase was primarily the result of an increase in investment advisory and administration fees attributable to higher assets under management and an increase in investment banking fees.

Asset Management

Revenue, including equity in earnings of affiliate, increased 28% to $135.3 million in the year ended December 31, 2005 from $106.0 million in the year ended December 31, 2004. Investment advisory and administration fees increased 28% to $119.2 million in the year ended December 31, 2005, compared with $92.8 million in the year ended December 31, 2004.

In the year ended December 31, 2005, total investment advisory and administration revenue from closed-end mutual funds increased 31% to $61.0 million from $46.6 million in the year ended December 31, 2004. The increase in closed-end mutual fund revenue was due to higher levels of average daily net assets from common and preferred share offerings for certain funds during the fourth quarter of 2004 and the first half of 2005, partially offset by market depreciation.

In the year ended December 31, 2005, total investment advisory and administration revenue from open-end mutual funds increased 22% to $42.1 million from $34.4 million in the year ended December 31, 2004. The increase was attributable to increased assets under management resulting from market appreciation across virtually all of our open-end mutual funds.

In the year ended December 31, 2005, total investment advisory and administration revenue from institutional separate accounts increased 36% to $16.1 million from $11.8 million in the year ended December 31, 2004. This increase was attributable to higher levels of assets under management resulting from market appreciation and net inflows during the year.

Distribution and service fee revenue increased 18% to $12.0 million in the year ended December 31, 2005 from $10.2 million in the year ended December 31, 2004. This increase in distribution and service fee revenue was primarily due to increased assets under management in three open-end mutual funds and the launch of our international open-end mutual fund.

Investment Banking

Revenue increased 46% to $11.8 million in the year ended December 31, 2005 from $8.1 million in the year ended December 31, 2004. Revenue for the year ended 2005 was primarily attributable to fees generated in connection with merger advisory and restructuring assignments. Revenue for the year ended 2004 was primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions.

Expenses

Total operating expenses decreased 15% to $98.6 million in the year ended December 31, 2005 from $116.5 million in the year ended December 31, 2004, primarily due to a decrease in employee compensation and benefits, partially offset by increases in general and administrative, distribution and service fees and depreciation and amortization.

Employee compensation and benefits decreased 51% to $36.3 million in the year ended December 31, 2005 from $74.0 million in the year ended December 31, 2004. Included in 2004 expense was a third quarter one-time non-cash compensation charge of $47.0 million attributable to the grant of fully-vested RSUs to certain employees related to our initial public offering. The change was partially offset by 2005 increases in base and incentive compensation for new employees and amortization of unearned compensation related to RSUs and deferred compensation plans.

Distribution and service fees increased 31% to $29.4 million in the year ended December 31, 2005 from $22.5 million in the year ended December 31, 2004. This increase was primarily due to higher levels of average daily net assets and the launch of two new closed-end mutual funds in 2005. Distribution expenses from closed-end mutual funds were $13.1 million in the year ended December 31, 2005, compared with $11.4 million in the year ended December 31, 2004. Distribution fees, shareholder service fees and other distribution expenses for open-end mutual funds were $16.3 million in the year ended December 31, 2005, compared with $11.1 million in the year ended December 31, 2004 and contributed most to the increase in distribution and service fees.

General and administrative expenses increased 80% to $23.3 million in the year ended December 31, 2005, from $13.0 million in the year ended December 31, 2004. Approximately $4.0 million of the increase was attributable to higher professional fees resulting from costs related to compliance with Sarbanes-Oxley, sub-advisory fees paid to Houlihan Rovers and increased recruiting fees. In addition, we incurred organizational expenses of $2.5 million as part of the launch of five new mutual funds during 2005. Occupancy costs were higher due to the recognition of two full quarter’s rent expense for our new corporate headquarters. In connection with our relocation, we recorded a charge of $1.4 million comprised primarily of moving costs and remaining lease payments, partially offset by sublease income for our former location.

Depreciation and amortization increased 121% to $6.3 million in the year ended December 31, 2005 from $2.8 million in the year ended December 31, 2004. Included in depreciation and amortization expense in the year ended December 31, 2005 was a full year non-cash expense of $4.4 million relating to amortization of the intangible asset recorded in connection with the grant of fully vested RSUs related to our initial public offering. In 2004, the non-cash charge associated with the amortization of the intangible asset totaled $1.7 million. The intangible asset, which will be fully amortized in January 2008, reflects the independently determined value of the non-competition agreements that were executed at the time of our initial public offering. As a result of our relocation to our new corporate headquarters in November, we recorded a charge of $0.7 million attributable to the abandonment of certain furniture and fixtures and leasehold improvements.

Amortization of deferred commissions decreased 21% to $3.4 million in the year ended December 31, 2005 from $4.2 million in the year ended December 31, 2004. The decrease was primarily attributable to a higher proportion of inflows into front-end load, class A shares, which are not capitalized or amortized.

Non-operating Income

Non-operating income, excluding our share of the net income of Houlihan Rovers, was $6.3 million in the year ended December 31, 2005, compared with $1.1 million in the year ended December 31, 2004. Non-operating income for the 2005 was primarily attributable to $3.6 million of interest and dividend income on our investments, $2.5 million of realized gains from the sale of investments in our sponsored mutual funds and a $0.3 million gain from the sale of our fractional interest in an aircraft.

Income Taxes

Upon our conversion from S-corporation to C-corporation status on August 16, 2004, we became subject to U.S. federal and certain state and local income taxes. Prior to that, we were exempt from federal income taxes due to our status as an S-corporation and income tax expense consisted of New York state and local income taxes. We recorded an income tax expense of $22.9 million in the year ended December 31, 2005, compared with an income tax benefit of $8.6 million in the year ended December 31, 2004. The provision for income taxes in the year ended December 31, 2005, includes U.S. federal, state and local income taxes at an effective tax rate equal to 42.5%. Included in the tax provision in the year ended December 31, 2005 is an adjustment to the net deferred tax asset resulting from a recent change in the New York State tax law. The income tax benefit in the year ended December 31, 2004 was due primarily to a benefit derived from vested restricted stock units granted at the time of our initial public offering.

2004 compared with 2003

Total revenue increased 62% to $114.1 million in the year ended December 31, 2004 from $70.3 million in the year ended December 31, 2003. This increase was primarily the result of an increase in investment advisory and administrative fees and distribution and service fees attributable to higher assets under management.

Revenue

Asset Management

Revenue increased 80% to $106.0 million in the year ended December 31, 2004 from $59.1 million in the year ended December 31, 2003. Investment advisory and administration fees increased 80% to $92.8 million in the year ended December 31, 2004, compared with $51.6 million in the year ended December 31, 2003.

In 2004, revenue from closed-end mutual funds was $46.6 million, compared with $18.6 million in 2003. Two new closed-end mutual funds were offered in 2004 and generated $16.7 million in revenue. This represented 60% of the $28.0 million increase in closed-end mutual fund revenue in 2004. The remaining increase in closed-end mutual fund revenue was due to increased assets under management from market appreciation and additional auction market preferred share offerings for existing funds.

In the year ended December 31, 2004, total investment advisory and administration revenue from open-end mutual funds increased 42% to $34.4 million from $24.2 million in the year ended December 31, 2003. The increase was attributable to increased assets under management across all of our open-end mutual funds.

In the year ended December 31, 2004, total investment advisory and administration revenue from institutional separate accounts increased 34% to $11.8 million from $8.8 million in the year ended December 31, 2003. This increase was attributable to higher levels of assets under management resulting from market appreciation during the year.

Distribution and service fee revenue totaled $10.2 million in the year ended December 31, 2004, compared with $5.9 million in the year ended December 31, 2003. This increase in distribution and service fee revenue was primarily due to increased assets in Cohen & Steers Realty Income Fund, Inc.

Investment Banking

Revenue decreased 28% to $8.1 million in the year ended December 31, 2004 from $11.3 million in the year ended December 31, 2003. Revenue for the year ended 2004 was primarily attributable to fees generated in connection with merger advisory assignments and capital raising transactions. Revenue for the year ended 2003 was primarily attributable to a mix of restructuring and merger advisory assignments and capital raising transactions.

Expenses

Total operating expenses increased 99% to $116.5 million in the year ended December 31, 2004 from $58.5 million in the year ended December 31, 2003. This was primarily due to an increase in employee compensation and benefits and an increase in depreciation and amortization.

Employee compensation and benefits increased 99% to $74.0 million in the year ended December 31, 2004 from $37.2 million in the year ended December 31, 2003. This increase was the result of a one-time non-cash compensation charge of $47.0 million attributable to the grant of fully-vested RSUs to certain employees related to our initial public offering. For the fully vested RSUs issued under the voluntary deferred compensation plan, we recorded a non-cash stock-based compensation expense of $2.1 million in the year ended December 31, 2004. Also, at the time of the initial public offering, we granted to certain employees awards of unvested RSUs with a fair value of $8.4 million. Amortization expense related to the unearned stock-based compensation of these grants was $0.9 million in the year ended December 31, 2004.

Distribution and service fees increased 145% to $22.5 million in the year ended December 31, 2004 from $9.2 million in the year ended December 31, 2003. The launch of two new closed-end mutual funds in 2004 and the significant market appreciation of assets in the open and closed-end mutual funds were the primary contributors to the increase in distribution and service fees. Distribution expenses from closed-end mutual funds were $11.4 million in the year ended December 31, 2004, compared with $3.2 million in the year ended December 31, 2003, and contributed most to the increase in distribution and service fees. Of the $8.2 million increase in distribution expenses from closed-end mutual funds, $4.2 million was attributable to the launch of the two new closed-end mutual funds in 2004. Included in distribution and service fees was the payment of $1.7 million to retire ongoing fee obligations to a broker/dealer for certain of our closed-end mutual funds. Distribution fees, shareholder service fees and other distribution expenses for open-end mutual funds were $11.1 million in the year ended December 31, 2004, compared with $6.0 million in the year ended December 31, 2003.

General and administrative expenses increased 62% to $13.0 million in the year ended December 31, 2004, from $8.0 million in the year ended December 31, 2003. Included in general and administrative expenses were public company operating costs incurred since August 18, 2004.

Depreciation and amortization increased to $2.8 million in the year ended December 31, 2004 from $1.0 million in the year ended December 31, 2003. We incurred a non-cash expense of $1.7 million relating to the amortization of an intangible asset. The intangible asset reflects the independently determined value of the non-competition agreements that were executed at the time of our initial public offering.

Amortization of deferred commissions increased 38% to $4.2 million in the year ended December 31, 2004 from $3.1 million in the year ended December 31, 2003. The increase was primarily attributable to a higher proportion of inflows into non-front-end load classes of shares.

Non-operating Income

Non-operating income was $1.1 million in the year ended December 31, 2004, compared with $0.3 million in the year ended December 31, 2003. The increase in non-operating income primarily reflects interest and dividend income earned on cash raised from our initial public offering.

Income Taxes

Historical income tax expense consisted solely of New York state and local income taxes; we were exempt from federal income taxes due to our status as an S-corporation. However, upon our conversion from S-corporation to C-corporation status on August 16, 2004, we became subject to U.S. federal and certain state and local income taxes. We had an income tax benefit of $8.6 million in the year ended December 31, 2004, compared with an income tax expense of $0.1 million in the year ended December 31, 2003. The large income tax benefit was due primarily to a $17.7 million deferred tax asset generated from the one-time non-cash charge related to stock based compensation granted at our initial public offering.

Liquidity and Capital Resources

Our investment advisory business does not require us to maintain significant capital balances. Our current financial condition is highly liquid, with a significant amount of our assets comprised of cash and cash equivalents and marketable securities. Our cash flows generally result from the operating activities of our business segments, with investment advisory and administrative fees being the most significant contributor. Cash, cash equivalents, accounts receivable and marketable securities were 63% and 73% of total assets as of September 30, 2006 and December 31, 2005, respectively. The reduction in the 2006 period is primarily attributable to the $75.7 million of payments made in the second quarter of 2006 to terminate compensation agreements entered into connection with the common share offerings of certain of our closed-end mutual funds. On October 5, 2006, we announced that we entered into an agreement to purchase the remaining 50% ownership interest in our Brussels-based affiliate, Houlihan Rovers. The purchase price will be paid using a combination of cash, which will be paid upon the closing of the transaction, and restricted stock. We expect that our cash and cash equivalents and marketable securities, combined with the cash generated from our operating activities, will provide a sufficient level of working capital to meet our current operating needs, including the cash portion for the purchase of Houlihan Rovers. From time to time, we may seek to raise additional capital in order to fund our strategic initiatives and other business opportunities that may arise.

Cash and cash equivalents increased $17.2 million in the nine months ended September 30, 2006. Net cash used in operating activities was $21.6 million in the nine months ended September 30, 2006. This was primarily the result of the payments of $75.7 million referred to above. Cash of $57.5 million was provided by investing activities, primarily from the proceeds of sales and maturities of marketable securities in the amount of $93.6 million, partially offset by the purchase of $34.0 million of marketable securities. Cash of $18.7 million was used in financing activities, primarily for dividends paid to stockholders and common stock repurchases to satisfy employee withholding tax obligations on the delivery of restricted stock units.

Cash and cash equivalents decreased $2.4 million in the nine months ended September 30, 2005. Net cash provided by operating activities was $33.5 million in the nine months ended September 30, 2005. Cash of $22.5 million was used in investing activities, primarily for the purchase of $52.5 million of marketable securities, partially offset by proceeds from sales and maturities of marketable securities in the amount of $32.9 million. Cash of $13.5 million was used in financing activities, primarily for dividends paid to stockholders.

It is our policy to continuously monitor and evaluate the adequacy of our capital. We have consistently maintained net capital in excess of the regulatory requirements for our broker/dealers, as prescribed by the SEC. At September 30, 2006, our regulatory net capital exceeded the minimum requirement by $11.5 million. The SEC’s Uniform Net Capital Rule 15c3-1 imposes certain requirements that may have the effect of prohibiting a broker/dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital. We believe that our cash flows from operations will be more than adequate to meet our anticipated capital requirements and other obligations as they become due.

Recent Developments

On October 5, 2006, we entered into an agreement to purchase the remaining 50% ownership interest in our Brussels-based investment advisor affiliate, Houlihan Rovers. The purchase is subject to Belgian regulatory approval, which we received on November 7, 2006, and other customary closing conditions and is expected to close in the fourth quarter of 2006. Upon closing, our assets under management will increase by the amount of assets managed by Houlihan Rovers, which at September 30, 2006 was $0.9 billion. In addition, the financial position and results of operations of Houlihan Rovers will be consolidated.

At October 31, 2006, we managed $27.2 billion in assets—$11.1 billion in nine closed-end mutual funds, $8.5 billion in eleven open-end mutual funds and $7.6 billion in 58 institutional separate account portfolios for institutional investors. The assets we manage increased 7% from $25.5 billion at September 30, 2006. Of the $1.7 billion increase in the assets we managed during this period, $0.5 billion was attributable to net inflows and $1.2 billion was attributable to appreciation.

Further, on November 20, 2006, Cohen & Steers Closed-End Opportunity Fund, Inc. completed the pricing of its initial public offering, and will issue 23,750,000 million shares at a price of $20.00 per share for a total of approximately $460 million in assets (after deduction of the sales charge and expenses, exclusive of the underwriters’ overallotment). The amount raised could be increased to approximately $530 million (after deduction of the sales charge and expenses) assuming full exercise of the underwriters’ overallotment, which may not occur.

Contractual Obligations

We have contractual obligations to make future payments in connection with our non-cancelable operating lease agreements for office space and capital leases for office equipment. The following summarizes our contractual obligations as of September 30, 2006 (in thousands):

	2006	2007	2008	2009	2010	2011 and after	Total
Operating leases	$1,002	$4,292	$3,206	$3,115	$3,236	$11,303	$26,154
Capital lease obligations, net	17	64	29	12	3	—	125

Total contractual obligations	$1,019	$4,356	$3,235	$3,127	$3,239	$11,303	$26,279

Off-Balance Sheet Arrangements

We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our condensed consolidated financial statements.

Critical Accounting Policies and Estimates

The preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily available from other sources. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

A thorough understanding of our accounting policies is essential when reviewing our reported results of operations and our financial position. Our management considers the following accounting policies critical to an informed review of our condensed consolidated financial statements. For a summary of these and additional accounting policies, see the notes to the annual audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2005.

Investments

Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determination at each statement of financial condition date. Marketable securities classified as available-for-sale are primarily comprised of investments in our sponsored open-end and closed-end mutual funds as well as highly rated preferred instruments. These investments are carried at fair value based on quoted market prices, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. We review each individual security position that has an unrealized loss, or impairment, to determine if that impairment is other than temporary. If we believe an impairment on a security position is other than temporary, the loss will be recognized in our consolidated statement of operations. Impairments that arise from changes in interest rates and not credit quality are generally considered temporary.

Goodwill and Intangible Asset

Intangible assets are amortized over their useful lives. Goodwill represents the excess of the cost of our investment in the net assets of an acquired company over the fair value of the underlying identifiable net assets at the date of acquisition. Goodwill is not amortized but is tested at least annually for impairment by comparing the fair value to the carrying amount, including goodwill.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting For Income Taxes.” We recognize the current and deferred tax consequences of all transactions that have been recognized in the condensed consolidated financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. Our effective tax rate in interim periods represents our best estimate of the rate expected to be applied to the full fiscal year.

Stock-based Compensation

We account for stock-based compensation awards in accordance with SFAS No. 123(R), “Share-Based Payment” (“SFAS 123(R)”), which requires public companies to recognize expense in the statement of operations for the grant-date fair value of awards of equity instruments granted to employees. This expense is recognized over the period during which employees are required to provide service. SFAS 123(R) also requires us to estimate forfeitures at the date of grant.

SELLING STOCKHOLDERS

The following table sets forth, for each selling stockholder, the name, the number of shares of common stock beneficially owned as of November 21, 2006, the number of shares of common stock being offered by such selling stockholder pursuant to this prospectus supplement and the number of shares of common stock that will be beneficially owned by such selling stockholder immediately after the offering (including the offering by us of common stock) contemplated by this prospectus supplement.

	Shares Beneficially Owned as of November 21, 2006 (2)			Number of Shares Offered	Number of Shares Offered if Overallotment Option is Exercised in Full	Shares Beneficially Owned Immediately After the Offering Contemplated by this Prospectus Supplement		Shares Beneficially Owned Immediately After the Offering Contemplated by this Prospectus Supplement if Overallotment Option is Exercised in Full
Name of Selling Stockholder	Number		Percentage	Number	Number	Number	Percentage	Number	Percentage
Martin Cohen	12,678,716	(1)(2)	34.8%	750,000	1,012,500	11,928,716	31.0%	11,666,216	30.3%
Robert H. Steers	12,678,716	(2)(3)	34.8%	750,000	1,012,500	11,928,716	31.0%	11,666,216	30.3%

(1)	Shares beneficially owned includes 1,340,701 shares of common stock held by The Martin Cohen 1998 Family Trust.
(2)	Shares beneficially owned does not include 87,068 restricted stock units issued by Cohen & Steers, Inc. to each of Mr. Cohen and Mr. Steers. Each unit represents a contractual right to receive one share of common stock on a specified delivery date in the future.
(3)	Shares beneficially owned includes 1,153,420 shares of common stock held by The Robert H. Steers Family Trust. The Robert H. Steers Family Trust is offering to sell 150,000 shares of common stock pursuant to this prospectus supplement, or 202,500 shares if the overallotment option is exercised in full. Mr. Steers disclaims beneficial ownership of the shares held by this trust.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as the sole underwriter as named below. Subject to the terms and conditions set forth in a purchase agreement among us, certain selling stockholders and Merrill Lynch, we have agreed to sell to Merrill Lynch, and Merrill Lynch has agreed to purchase from us and those selling stockholders, the number of shares of common stock set forth opposite their name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	3,500,000

Total	3,500,000

Subject to the terms and conditions set forth in the purchase agreement, Merrill Lynch has agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased.

We and certain selling stockholders have agreed to indemnify Merrill Lynch against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Merrill Lynch may be required to make in respect of those liabilities.

Merrill Lynch is offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by Merrill Lynch of officer’s certificates and legal opinions. Merrill Lynch reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Overallotment Option

The selling stockholders have granted to Merrill Lynch an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 525,000 additional shares of common stock at the initial public offering price, less underwriting discounts and commissions. Merrill Lynch may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus supplement. To the extent the option is exercised, Merrill Lynch will become obligated, subject to certain conditions, to purchase the number of additional shares of common stock it exercises.

Commissions and Discounts

Merrill Lynch has advised us and the selling stockholders that they propose initially to offer the shares to the public at the initial public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $.71 per share. Merrill Lynch may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of Merrill Lynch’s overallotment option.

	Per Share	Without Option	With Option
Underwriting discounts and commissions paid by us and the selling stockholders	$1.186	$4,151,000	$4,773,650

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $450,000, which includes legal, accounting and printing costs.

No Sales of Similar Securities

Pursuant to the purchase agreement, we and Messrs. Cohen and Steers have agreed that, subject to certain exceptions, we and they will not, during the period beginning on the date of this prospectus supplement and ending 60 days thereafter (or, in the case of Messrs. Cohen and Steers, 90 days thereafter), without the prior written consent of Merrill Lynch:

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “CNS.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, SEC rules may limit Merrill Lynch from bidding for and purchasing our common stock. However, Merrill Lynch may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, Merrill Lynch may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by Merrill Lynch of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than Merrill Lynch’s option to purchase additional shares in the offering. Merrill Lynch may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, Merrill Lynch will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. Merrill Lynch must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if Merrill Lynch is concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by Merrill Lynch in the open market prior to the completion of the offering.

Similar to other purchase transactions, Merrill Lynch’s purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor Merrill Lynch make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor Merrill Lynch make any representation that Merrill Lynch will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, Merrill Lynch or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, Merrill Lynch will be facilitating Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch intends to allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. Other than the prospectus in electronic format, the information on the Merrill Lynch web site is not part of this prospectus.

Other Relationships

Merrill Lynch has engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and the mutual funds for which our subsidiary acts as investment advisor. It has received and may in the future receive customary fees and commissions for these transactions. In particular, we note that Merrill Lynch and its affiliates have also acted and may in the future act as underwriters for our various mutual fund offerings. In connection therewith, it has received and may in the future receive underwriting discounts and commissions, including additional compensation.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York.

20,000,000 Shares

Cohen & Steers, Inc.

Common Stock

Cohen & Steers, Inc. may offer from time to time up to 4,500,000 shares of common stock. The selling stockholders identified in this prospectus may offer from time to time up to 15,500,000 shares of common stock.

This prospectus describes the general manner in which the shares of common stock may be offered and sold by Cohen & Steers, Inc. and the selling stockholders. If necessary, the specific manner in which shares of common stock may be offered and sold will be described in a supplement to this prospectus.

The shares of common stock are listed on the New York Stock Exchange under the symbol “CNS”. The last reported sale price of the shares of common stock on August 18, 2006, was $29.77 per share.

Investing in our securities involves risks. You should carefully consider the risks described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto before making a decision to invest in our securities. See “Where You Can Find More Information” below.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 8, 2006

You should rely only on the information contained or incorporated by reference in this prospectus or any supplement to this prospectus. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any supplement to this prospectus is accurate as of any date other than the date on the front cover of those documents. You should read all information supplementing this prospectus.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration process, we may offer from time to time up to an aggregate of 4,500,000 shares of common stock. In addition, certain selling stockholders may offer from time to time up to an aggregate of 15,500,000 shares of common stock received by them directly or indirectly from Cohen & Steers, Inc. in the corporate reorganization we effected prior to our initial public offering or pursuant to our equity benefits plans.

COHEN & STEERS

Cohen & Steers, Inc., a Delaware corporation formed in 2004, together with its wholly-owned subsidiaries, is a manager of high-income equity portfolios, specializing in U.S. real estate investment trusts (“REITs”), international real estate securities, preferred securities, utilities and large cap value stocks. We serve individual and institutional investors through a wide range of open-end mutual funds, closed-end mutual funds and institutional separate accounts. As a complement to our asset management business, we also provide investment banking services to companies in real estate and real estate intensive businesses, including health care.

We operate in two distinct business segments:

•	Asset Management. Our Asset Management business derives revenue primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds and investment advisory fees received from institutional separate accounts. These fees are based on contractually specified percentages of the assets of each client’s portfolio. Asset Management’s revenue fluctuates with changes in the total value of the portfolios and is recognized over the period that the assets are managed.

•	Investment Banking. Our Investment Banking business derives revenue primarily from advising our clients on mergers, acquisitions, corporate restructurings, recapitalizations and similar corporate finance transactions and placing securities both as agent and underwriter for our clients. These fees are generally earned upon the consummation of the transaction pursuant to the terms of individual agreements.

Our principal executive offices are located at 280 Park Avenue, New York, NY 10017, and our telephone number is (212) 832-3232.

FORWARD LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to our operations and our results of operations that are based on our current expectations, estimates and projections. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties.

Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe that these factors include, but are not limited to, those described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any supplement hereto. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in these reports and other documents. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We make available free of charge on our website (http://www.cohenandsteers.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the SEC.

We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is a part of the registration statement and does not contain all of the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Cohen & Steers, Inc., please be aware that the reference is only a summary and that you should refer to the exhibits that are part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

The SEC’s rules allow us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document. Any information referred to in this way is considered part of this prospectus from the date we file that document. Any reports filed by us after the date of this prospectus and before the date that the offerings of the shares of common stock by means of this prospectus are terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus.

We incorporate by reference into this prospectus the following documents or information filed with the SEC:

(1) Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 16, 2006 (File No. 001-32236);

(2) Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on May 9, 2006 (File No. 001-32236);

(3) Quarter Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 9, 2006 (File No. 001-32236);

(4) Current Report on Form 8-K, dated January 10, 2006, filed on January 10, 2006 (File No. 001-32236);

(5) Current Report on Form 8-K, dated February 9, 2006, filed on February 10, 2006 (File No. 001-32236);

(6) Current Report on Form 8-K, dated February 17, 2006, filed on February 17, 2006 (File No. 001-32236);

(7) Current Report on Form 8-K, dated February 17, 2006, filed on February 21, 2006 (File No. 001-32236);

(8) Current Report on Form 8-K, dated April 10, 2006, filed on April 10, 2006 (File No. 001-32236);

(9) Proxy Statement on Schedule 14A, filed on March 16, 2006 (File No. 001-32236);

(10) The description of shares of common stock contained in the Registration Statement on Form 8-A, dated June 28, 2004 (File No. 001-32236), of Cohen & Steers, Inc., filed with the SEC under Section 12(b) of the Securities Exchange Act of 1934; and

(11) All documents filed by Cohen & Steers, Inc. under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of the offerings to which this prospectus relates.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents referred to above which have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You can request those documents from the Corporate Secretary, Cohen & Steers, Inc., at 280 Park Avenue, 10th Floor, New York, New York 10017. You may also contact the Corporate Secretary at (212) 832-3232.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, we intend to use the net proceeds from Cohen & Steers, Inc.’s sale of shares of common stock pursuant to this prospectus from time to time to enhance our asset management platform, launching new products, expanding distribution, and for general corporate purposes. Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

We will not receive any proceeds from the sale of any shares of common stock offered by the selling stockholders.

DIVIDEND POLICY

We currently pay a quarterly cash dividend at a rate of $0.13 per share. The declaration and payment of dividends to holders of our common stock by us, if any, are subject to the discretion of our board of directors. Our board of directors will take into account such matters as general economic and business conditions, our strategic plans, our financial results and condition, contractual, legal and regulatory restrictions on the payment of dividends by us and our subsidiaries and such other factors as our board of directors may consider to be relevant.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock. The following description of our capital stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

Common Stock

All outstanding shares of our common stock are, and all shares of common stock to be outstanding immediately following this offering will be, fully paid and nonassessable.

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Holders of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution.

Holders of our common stock do not have preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

We have no intention at the present time of issuing any preferred stock, and would make any determination to issue preferred stock only based on our judgment as to the best interests of the company and our stockholders. Moreover, our policy is that we would only issue preferred stock for capital raising purposes and would not issue preferred stock with voting or other rights that are disproportionate to the economic interests of such preferred stock. Nevertheless, we could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your common stock over the market price of the common stock.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as the common stock remains listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three year period following the time that the stockholder became an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•	at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

•	Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

SELLING STOCKHOLDERS

The following table sets forth the name, the number of shares of common stock beneficially owned as of August 18, 2006, the maximum number of shares of common stock that may be offered pursuant to this prospectus and the number of shares of common stock that would be beneficially owned after the sale of the maximum number of shares of common stock for each selling stockholder.

	Shares Beneficially Owned			Maximum Number of Shares to be Sold Hereunder		Shares Beneficially Owned After the Sale of the Maximum Number of Shares
Name of Selling Stockholder	Number		Percentage			Number	Percentage
Martin Cohen	12,678,716	(1)(2)	34.8%	6,000,000	(4)	6,678,716	18.3%
Robert H. Steers	12,678,716	(2)(3)	34.8%	6,000,000	(4)	6,678,716	18.3%
Other employees(5)				3,500,000	(6)

(1)	Includes 1,340,701 shares of common stock held by The Martin Cohen 1998 Family Trust. Mr. Cohen disclaims beneficial ownership of the shares held by this trust.
(2)	Cohen & Steers, Inc. has also issued restricted stock units that represent a contractual right to receive a share of common stock on a specified delivery date in the future. The number of shares of common stock set forth above does not include the restricted stock units held by Mr. Cohen and the restricted stock units held by Mr. Steers.
(3)	Includes 1,153,420 shares of common stock held by The Robert H. Steers Family Trust. Mr. Steers disclaims beneficial ownership of the shares held by this trust.
(4)	May include shares to be delivered pursuant to outstanding restricted stock units. See Note 2 above.
(5)	Information about other employees that may offer shares of common stock pursuant to this prospectus will be set forth in an amendment to the registration statement of which this prospectus is a part or in one or more prospectus supplements, as required.
(6)	May include shares to be delivered pursuant to outstanding restricted stock units. See Note 2 above.

PLAN OF DISTRIBUTION

Cohen & Steers, Inc. and the selling stockholders, and their pledgees, donees, transferees or other successors in interest, may from time to time offer and sell, separately or together, some or all of the shares of common stock covered by this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold.

The shares of common stock covered by this prospectus may be sold from time to time, at market prices prevailing at the time of sale, at prices related to market prices, at a fixed price or prices subject to change or at negotiated prices, by a variety of methods including the following:

•	on the New York Stock Exchange (including through at the market offerings);

•	in the over-the-counter market;

•	in privately negotiated transactions;

•	through broker/dealers, who may act as agents or principals;

•	through one or more underwriters on a firm commitment or best-efforts basis;

•	in a block trade in which a broker/dealer will attempt to sell a block of shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through put or call option transactions relating to the shares of common stock;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above.

In effecting sales, brokers or dealers engaged by us or the selling stockholders may arrange for other brokers or dealers to participate. Broker/dealer transactions may include:

•	purchases of the shares of common stock by a broker/dealer as principal and resales of the shares of common stock by the broker/dealer for its account pursuant to this prospectus;

•	ordinary brokerage transactions; or

•	transactions in which the broker/dealer solicits purchasers on a best efforts basis.

Neither we nor the selling stockholders have entered into any agreements, understandings or arrangements with any underwriters or broker/dealers regarding the sale of the shares of common stock covered by this prospectus. At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus supplement. Any such required prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

We or the selling stockholders may also authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase securities from us at the public offering price set forth in the revised prospectus or prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The conditions to these contracts and the commission that we or the selling stockholders must pay for solicitation of these contracts will be described in a revised prospectus or prospectus supplement.

In connection with the sale of the shares of common stock covered by this prospectus through underwriters, underwriters may receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of shares of common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

Any underwriters, broker/dealers or agents participating in the distribution of the shares of common stock covered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by any of those underwriters, broker/dealers or agents may be deemed to be underwriting commissions under the Securities Act.

We estimate that the total expenses in connection with the offer and sale of shares of common stock pursuant to this prospectus, other than underwriting discounts and commissions, will be approximately $282,004, including fees of our counsel and accountants, fees payable to the SEC and listing fees.

Cohen & Steers, Inc. and the selling stockholders may agree to indemnify underwriters, broker/dealers or agents against certain liabilities, including liabilities under the Securities Act, and may also agree to contribute to payments which the underwriters, broker/dealers or agents may be required to make.

Certain of the underwriters, broker/dealers or agents who may become involved in the sale of the shares of common stock may engage in transactions with and perform other services for us in the ordinary course of their business for which they receive customary compensation.

Some of the shares of common stock covered by this prospectus may be sold by selling stockholders in private transactions or under Rule 144 under the Securities Act rather than pursuant to this prospectus.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York.

EXPERTS

The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

3,500,000 Shares

Cohen & Steers, Inc.

Common Stock

P R O S P E C T U S   S U P P L E M E N T

Merrill Lynch & Co.

November 30, 2006